04046157

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fraser Papers Inc

*CURRENT ADDRESS Suite 200
BCE Place, 181 Bay Street
Toronto Ontario
Canada M5J 2T3

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 16 2004
THOMSON
FINANCIAL

FILE NO. 82- 34837 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 11/16/04

82-34837

SCHEDULE A

Industry Canada Industrie Canada

Certificate of Incorporation

Canada Business Corporations Act

Certificat de constitution

Loi canadienne sur les sociétés par actions

4229401 CANADA INC.

Name of corporation-Dénomination de la société

422940-1

Corporation number-Numéro de la société

I hereby certify that the above-named corporation, the articles of incorporation of which are attached, was incorporated under the *Canada Business Corporations Act*.

Je certifie que la société susmentionnée, dont les statuts constitutifs sont joints, a été constituée en société en vertu de la *Loi canadienne sur les sociétés par actions*.

Director - Directeur

April 19, 2004 / le 19 avril 2004

Date of Incorporation - Date de constitution

Canada

Industry Canada | Industrie Canada

Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

ELECTRONIC TRANSACTION REPORT | **RAPPORT DE LA TRANSACTION ÉLECTRONIQUE**

ARTICLES OF INCORPORATION (SECTION 6) | **STATUTS CONSTITUTIFS (ARTICLE 6)**

Processing Type - Mode de Traitement:

1. **Name of Corporation - Dénomination de la société**

4229401 CANADA INC.

2. **The province or territory in Canada where the registered office is to be situated - La province ou le territoire au Canada où se situera le siège social**

ON

3. **The classes and any maximum number of shares that the corporation is authorized to issue - Catégories et le nombre maximal d'actions que la société est autorisée à émettre**

The annexed Schedule 1 is incorporated in this form.
L'annexe 1 ci-jointe fait partie intégrante de la présente formule.

4. **Restrictions, if any, on share transfers - Restrictions sur le transfert des actions, s'il y a lieu**

The annexed Schedule 2 is incorporated in this form.
L'annexe 2 ci-jointe fait partie intégrante de la présente formule.

5. **Number (or minimum and maximum number) of directors - Nombre (ou nombre minimal et maximal) d'administrateurs**

Minimum: 6 Maximum: 15

6. **Restrictions, if any, on business the corporation may carry on - Limites imposées à l'activité commerciale de la société, s'il y a lieu**

The annexed Schedule 3 is incorporated in this form.
L'annexe 3 ci-jointe fait partie intégrante de la présente formule.

7. **Other provisions, if any - Autres dispositions, s'il y a lieu**

The annexed Schedule 4 is incorporated in this form.
L'annexe 4 ci-jointe fait partie intégrante de la présente formule.

8. **Incorporators - Fondateurs**

Name(s) - Nom(s)	Address (including postal code) - Adresse (inclure le code postal)	Signature
GLEN MCMILLAN	119 YONGE BOULEVARD, TORONTO, ONTARIO, CANADA, M5M 3H2	GLEN MCMILLAN

Canada

SCHEDULE / ANNEXE 1

The Corporation is authorized to issue an unlimited number of Class A Preferred Shares, an unlimited number of Class B Preferred Shares, an unlimited number of Non-Voting Participating Shares, an unlimited number of Convertible Shares and an unlimited number of Common Shares.

(1) The rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares are as follows:

(a) Series: The Class A Preferred Shares may at any time or from to time be issued in one or more series. Subject to the following provisions, the board of directors of the Corporation (the "board") may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Class A Preferred Shares.

(b) Idem: The Class A Preferred Shares will be entitled to priority over the Class B Preferred Shares, the Non-Voting Participating Shares, the Convertible Shares and the Common Shares and all other shares ranking junior to the Class A Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(c) Voting Rights: Except as may otherwise be provided in the rights, privileges, restrictions and conditions attaching to any series of Class A Preferred Shares, the holders of the Class A Preferred Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

(2) The rights, privileges, restrictions and conditions attaching to the Class B Preferred Shares are as follows:

(a) Series: The Class B Preferred Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Class B Preferred Shares.

(b) Idem: The Class B Preferred Shares will be entitled to priority over the Non-Voting Participating Shares, the Convertible Shares and the Common Shares and all other shares ranking junior to the Class B Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(c) Voting Rights: Except as may otherwise be provided in the rights, privileges, restrictions and conditions attaching to any series of Class B Preferred Shares, the holders of the Class B Preferred Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

(3) The rights, privileges, restrictions and conditions attaching to the Non-Voting Participating Shares are as follows:

(a) Series: The Non-Voting Participating Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Non-Voting Participating Shares.

(b) Payment of Dividends: In addition to any rights to preferential dividends as may be provided for in the rights, privileges, restrictions and conditions attaching to any series of Non-Voting Participating Shares, the holders of the Non-Voting Participating Shares will be entitled to receive dividends if, as and when declared by the board out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. However, the Non-Voting Participating Shares, the Convertible Shares and the Common Shares will, subject to any rights to preferential

dividends hereinbefore referred to, participate equally as to dividends and, subject to any such rights, all dividends which the board may at any time determine to declare and pay on the Non-Voting Participating Shares, the Convertible Shares and the Common Shares will be declared and paid in equal or equivalent amounts per share on all of the Non-Voting Participating Shares, Convertible Shares and Common Shares at the time outstanding without preference or distinction.

(c) Participation upon Liquidation, dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Non-Voting Participating Shares will, in addition to any rights to priority in the distribution of assets of the Corporation as may be provided for in the rights, privileges, restrictions and conditions attaching to any series of Non-Voting Participating Shares but subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Non-Voting Participating Shares, be entitled to participate rateably with the holders of the Convertible Shares and the Common Shares in any distribution of the assets of the Corporation.

(d) Voting Rights: The holders of the Non-Voting Participating Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

(e) Subdivision, Consolidation, Reclassification or Other Change: None of the Non-Voting Participating Shares, Convertible Shares or Common Shares will be subdivided, consolidated or otherwise changed unless contemporaneously therewith the other said class of shares is subdivided, consolidated or otherwise changed in the same proportion and in the same manner.

(4) The rights, privilege, restrictions and conditions attaching to the Convertible Shares are as follows:

(a) Payment of Dividends: The holders of the Convertible Shares will be entitled to receive dividends if, as and when declared by the board out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. However, the Convertible Shares and the Common Shares will participate equally as to dividends and all dividends which the board may at any time determine to declare and pay on the Convertible Shares and the Common Shares will be declared and paid in equal or equivalent amounts per share on all of the Convertible Shares and Common Shares at the time outstanding without preference or distinction.

(b) Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Convertible Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Convertible Shares, be entitled to participate rateably with the Common Shares in any distribution of the assets of the Corporation.

(c) Conversion Privilege: Each issued Convertible Share may at any time be converted, at the option of the holder, into one-fifth of a Common Share. All Common Shares resulting from any conversion of issued Convertible Shares into Common Shares will be deemed to be fully paid and non-assessable.

(d) Voting Rights: The holders of the Convertible Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote any such meeting.

(5) The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a) Payment of Dividends: The holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b) Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

(c) Voting Rights: The holders of the Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to 1 vote in respect of each Common Share held at all such meetings.

SCHEDULE / ANNEXE 2

There are no restrictions.

SCHEDULE / ANNEXE 3

There are no restrictions.

SCHEDULE / ANNEXE 4

The number of directors within the minimum and maximum number set out in paragraph 5 may be determined from time to time by resolution of the board of directors. Any vacancy among the directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors.

Industry Canada / Industrie Canada

Canada Business Corporations Act / Loi canadienne sur les sociétés par actions

ELECTRONIC TRANSACTION REPORT / **RAPPORT DE LA TRANSACTION ÉLECTRONIQUE**

NOTICE OF REGISTERED OFFICE OR NOTICE OF CHANGE OF ADDRESS OF REGISTERED OFFICE (SECTION 19) / **AVIS DE DÉSIGNATION OU DE CHANGEMENT D'ADRESSE DU SIÈGE SOCIAL (ARTICLE 19)**

Processing Type - Mode de traitement: E-Commerce/Commerce-É

1. Name of Corporation - Dénomination de la société
4229401 CANADA INC.

2. Corporation No. - N° de la société
422940-1

Business No. - N° d'entreprise

3. Province or territory in Canada where the registered office is to be situated.
La province ou le territoire au Canada où se situera le siège social.
Ontario

4. Civic address of Registered Office
Adresse civique du siège social
1 TORONTO STREET
SUITE 500
TORONTO, ON, Canada
M5C 2W4

Effective Date of Change
Date de prise d'effet
2004-04-19

5. Mailing address, if different
Adresse postale si elle diffère

Effective Date of Change
Date de prise d'effet

Date	Name - Nom	Signature	Capacity of - en qualité de
2004-04-19	GLEN MCMILLAN		INCORPORATOR

Canada

Industry Canada Industrie Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

ELECTRONIC TRANSACTION REPORT — **RAPPORT DE LA TRANSACTION ÉLECTRONIQUE**

NOTICE OF DIRECTORS OR NOTICE OF CHANGE OF DIRECTORS (SECTIONS 106 AND 113)

LISTE DES ADMINISTRATEURS OU AVIS DE CHANGEMENT DES ADMINISTRATEURS (ARTICLES 106 ET 113)

Processing Type - Mode de traitement: E-Commerce/Commerce-É

1. Name of Corporation - Dénomination de la société

4229401 CANADA INC.

2. Corporation No. - N° de la société

422940-1

Business No. - N° d'entreprise

3. The following persons became directors of this corporation:
Les personnes suivantes sont devenues administrateurs de la présente société:

Name - Nom	Effective Date Date d'entrée en vigueur	Residential Address - Adresse domiciliaire	Resident Canadian Y/N Résident canadien O/N
DIAN COHEN	2004-04-19	151 KINGSCROFT ROAD , BOX 635 , AYER'S CLIFF, QC, Canada, J0B 1C0	Y
J. BRUCE FLATT	2004-04-19	21 ROXBOROUGH STREET WEST , TORONTO, ON, Canada, M5R 1T9 11383 NITINAT ROAD , NORTH SAANICH, BC, Canada, V8L 5R8	Y
MARGOT NORTHEY	2004-04-19	70 ROSEHILL AVENUE , APARTMENT 201 , TORONTO, ON,	Y
JACK L. COCKWELL	2004-04-19	Canada, M4T 2W7 1337 LINDBURGH COURT , MISSISSAUGA, ON, Canada, L5H 4J2	Y
DOMINIC GAMMIERO	2004-04-19	25 GEORGE STREET , #604 , TORONTO, ON, Canada, M5A 4L8	Y
ROBERT J. HARDING	2004-04-19	625 AVENUE ROAD , APARTMENT 404 , TORONTO, ON, Canada,	Y
SAMUEL P.S. POLLOCK	2004-04-19	M4V 2X7 13 SENNEVILLE ROAD , SENNEVILLE, QC, Canada, H9X 1B4	Y
PAUL GAGNE	2004-04-19	110 VICTORIA , MONCTON, NB, Canada, E1C 1P8	Y
ALDÉA LANDRY	2004-04-19		Y

4. The following persons ceased to be directors of this corporation:
Les personnes suivantes ont cessé d'être administrateurs de la présente société:

Name - Nom	Effective Date Date d'entrée en vigueur	Residential Address - Adresse domiciliaire

5. The directors of this corporation now are:
Les administrateurs de la présente société sont maintenant:

Name - Nom	Residential Address - Adresse domiciliaire	Resident Canadian Y/N Résident canadien O/N
DIAN COHEN	151 KINGSCROFT ROAD , BOX 635 , AYER'S CLIFF, QC, Canada, J0B 1C0	Y
J. BRUCE FLATT	21 ROXBOROUGH STREET WEST , TORONTO, ON, Canada, M5R 1T9	Y
MARGOT NORTHEY	11383 NITINAT ROAD , NORTH SAANICH, BC, Canada, V8L 5R8	Y
JACK L. COCKWELL	70 ROSEHILL AVENUE , APARTMENT 201 , TORONTO, ON, Canada, M4T 2W7	Y
DOMINIC GAMMIERO	1337 LINDBURGH COURT , MISSISSAUGA, ON, Canada, L5H 4J2	Y
ROBERT J. HARDING	25 GEORGE STREET , #604 , TORONTO, ON, Canada, M5A 4L8	Y
SAMUEL P.S. POLLOCK	625 AVENUE ROAD , APARTMENT 404 , TORONTO, ON, Canada, M4V 2X7	Y
PAUL GAGNE	13 SENNEVILLE ROAD , SENNEVILLE, QC, Canada, H9X 1B4	Y
ALDÉA LANDRY	110 VICTORIA , MONCTON, NB, Canada, E1C 1P8	Y

Date	Name - Nom	Signature	Capacity of - en qualité de
2004-04-19	GLEN MCMILLAN	[signature]	INCORPORATOR

Canada

SCHEDULE A

Industry Canada Industrie Canada

Certificate of Arrangement

Certificat d'arrangement

Canada Business Corporations Act

Loi canadienne sur les sociétés par actions

NEXFOR INC.

357286-2

Name of CBCA corporation(s) involved - Dénomination(s) de la (des) société(s) L.C.S.A. concernée(s)

Corporation number - Numéro de la société

I hereby certify that the arrangement set out in the attached articles of arrangement, involving the above-referenced corporation(s), has been effected under section 192 of the *Canada Business Corporations Act*.

Je certifie que l'arrangement mentionné dans les clauses d'arrangement annexées, concernant la (les) société(s) susmentionnée(s), a pris effet en vertu de l'article 192 de la *Loi canadienne sur les sociétés par actions*.

Director - Directeur

June 30, 2004 / le 30 juin 2004

Date of Arrangement - Date de l'arrangement

Canada

Industry Canada / Industrie Canada

Canada Business Corporations Act / Loi canadienne sur les sociétés par actions

FORM 14.1 ARTICLES OF ARRANGEMENT (SECTION 192)

FORMULAIRE 14.1 CLAUSES D'ARRANGEMENT (ARTICLE 192)

1 – Name of the applicant corporation(s) - Dénomination sociale de la(des) requérante(s)	2 – Corporation No.(s) - N°(s) de la(des) société(s)
Nexfor Inc.	357286-2
3 – Name of the corporation(s) the articles of which are amended, if applicable Dénomination sociale de la(des) société(s) dont les statuts sont modifiés, le cas échéant	**4 – Corporation No.(s) - N°(s) de la(des) société(s)**
Nexfor Inc. 4229401 Canada Inc.	357286-2 424882-1
5 – Name of the corporation(s) created by amalgamation, if applicable Dénomination sociale de la(des) société(s) issue(s) de la(des) fusion(s), le cas échéant	**6 – Corporation No.(s) - N°(s) de la(des) société(s)**
4229401 Canada Inc.	424882-1
7 – Name of the dissolved corporation(s), if applicable Dénomination sociale de la(des) société(s) dissoute(s), le cas échéant	**8 – Corporation No.(s) - N°(s) de la(des) société(s)**
9 – Name of other corporations involved, if applicable Dénomination sociale des autres sociétés en cause, le cas échéant	**10 – Corporation No.(s) or Jurisdiction of Incorporation N°(s) de la(des) société(s) ou loi sous le régime de laquelle elle est constituée**
4229410 Canada Inc. 4229428 Canada Inc.	422941-0 422942-8

11 – In accordance with the order approving the arrangement - Conformément aux termes de l'ordonnance approuvant l'arrangement

a. ☑ The articles of the above named corporation(s) are amended in accordance with the attached plan of arrangement
Les statuts de la(des) société(s) susmentionnée(s) sont modifiés en conformité avec le plan d'arrangement ci-joint

The name of Nexfor Inc. is changed to Norbord Inc.
The name of 4229401 Canada Inc. (amalco) is changed to Fraser Papers Inc. Papiers Fraser Inc.
La dénomination sociale de ______ est modifiée pour ______

b. ☑ The following bodies corporate are amalgamated in accordance with the attached plan of arrangement
Les personnes morales suivantes sont fusionnées conformément au plan d'arrangement ci-joint (See Schedule B)

c. ☐ The above named corporation(s) is(are) liquidated and dissolved in accordance with the attached plan of arrangement
La(les) société(s) susmentionnée(s) est(sont) liquidée(s) et dissoute(s) conformément au plan d'arrangement ci-joint

d. ☑ The plan of arrangement attached hereto, involving the above named body(ies), corporate is hereby effected
Le plan d'arrangement ci-joint portant sur la(les) personne(s) morale(s) susmentionnée(s) prend effet

Signature	Printed Name - Nom en lettres moulées	12 – Capacity of - En qualité de	13 – Tel. No. - N° de tél.
[signature]	Glen McMillan	Corporate Secretary	416-643-8841

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT

JUN 30 2004

IC 3189 (2003/06)

Canada

PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*

ARTICLE 1 — INTERPRETATION

1.01 **Definitions**

In this Plan of Arrangement, other than the Schedules:

"**Arrangement**" means the arrangement under the provisions of section 192 of the CBCA on the terms and conditions set forth in this Plan of Arrangement.

"**Arrangement Agreement**" means the arrangement agreement made as of April 22, 2004 between Nexfor, Fraser Papers Inc. (Canada), Fraser Papers Inc. (US) and Fraser Papers and any amendments made thereto.

"**Butterfly Proportion**" means the fraction A/B where A is the net fair market value of the assets to be transferred by Nexfor to Fraser Papers Subco pursuant to Section 2.01(1)(f) and B is the net fair market value of all property owned by Nexfor immediately before such transfer, determined in each case immediately before such transfer.

"**CBCA**" means the *Canada Business Corporations Act*.

"**Common Shares**" means the voting, equity shares of a corporation that are designated in the articles of the corporation as common shares.

"**Dissent Rights**" means the rights of a Nexfor Shareholder to dissent in respect of the Arrangement pursuant to the procedures set forth in section 190 of the CBCA, the Interim Order and Section 3.01.

"**Dissenting Shareholder**" means a Nexfor Shareholder who exercises its Dissent Rights.

"**Distribution Record Date**" means the fourth Trading Day on the TSX following the Effective Date or such other date as Nexfor may select.

"**DSUs**" means deferred share units credited to the account of a participant under the Deferred Stock Unit Plan for Non-Employee Directors of Nexfor.

"**Effective Date**" means the effective date of the Arrangement, being the date shown on the certificate of arrangement to be issued by the Director under the CBCA giving effect to the Arrangement.

"**Effective Time**" means the earliest moment on the Effective Date.

"**Encumbrances**" means mortgages, charges, pledges, liens, hypothecs, security interests, encumbrances, adverse claims and rights of third parties to acquire or restrict the use of property.

"**Fraser Papers**" means 4229401 Canada Inc., a corporation incorporated under the CBCA in order to facilitate the Arrangement, whose name is changed to Fraser Papers Inc. under Section 2.01(2)(e).

"**Fraser Papers Common Shares**" means the Common Shares that Fraser Papers is authorized to issue.

"**Fraser Papers Convertible Shares**" means the non-voting, convertible, equity shares that Fraser Papers is authorized to issue.

"**Fraser Papers Newco**" means 4229428 Canada Inc., a corporation incorporated under the CBCA in order to facilitate the Arrangement.

"**Fraser Papers Subco**" means 4229410 Canada Inc., a corporation incorporated under the CBCA as a wholly-owned subsidiary of Fraser Papers in order to facilitate the Arrangement.

"**Fraser Papers Subco Note**" has the meaning set out in Section 2.01(1)(h).

"**Listing Time**" means the time, after the Effective Time, when the Nexfor Convertible Shares and Nexfor Common Shares and the Fraser Papers Convertible Shares and Fraser Papers Common Shares are unconditionally listed on the TSX.

"**Nexfor**" means Nexfor Inc., a corporation governed by the CBCA, whose name is changed to Norbord Inc. ("**Norbord**") under Section 2.01(2)(b).

"**Nexfor Common Shares**" means the outstanding Common Shares of Nexfor.

"**Nexfor Common Shareholders**" means the holders of Nexfor Common Shares, excluding any Dissenting Shareholders who held Nexfor Common Shares that are cancelled pursuant to Section 3.01(2)(a).

"**Nexfor Convertible Shares**" means the voting, convertible, equity shares that Nexfor is authorized to issue under Section 2.01(1)(a).

"**Nexfor Non-Voting Shares**" means the non-voting, equity shares that Nexfor is authorized to issue under Section 2.01(1)(a).

"**Nexfor Note**" has the meaning set out in Section 2.01(1)(g).

"**Nexfor Optionholders**" means the holders of Nexfor Stock Options.

"**Nexfor Preferred Shareholders**" means the holders of Nexfor Preferred Shares.

"**Nexfor Preferred Shares**" means the outstanding Class A Preferred Shares, Series 1 of Nexfor.

"**Nexfor Shareholders**" means, collectively, Nexfor Common Shareholders, Nexfor Optionholders and Nexfor Preferred Shareholders.

"**Nexfor Stock Option**" means an outstanding option to acquire a Nexfor Common Share granted by Nexfor pursuant to the Nexfor Stock Option Plan.

"**Nexfor Stock Option Plan**" means the existing Nexfor Stock Option Plan.

"**Plan of Arrangement**" means this plan of arrangement, including its Schedules, as it may be amended in accordance with the terms of the Arrangement Agreement.

"**PUC**" means paid-up capital as defined in subsection 89(1) of the Tax Act.

"**Replacement Stock Option**" means a stock option issued by Nexfor pursuant to the Replacement Stock Option Plan. The exercise price per share of a Replacement Stock Option issued pursuant to Section 2.01(1)(c) in exchange for a Nexfor Stock Option will be the amount (rounded up to the nearest whole cent) determined by applying the formula: $A = B - (C - D)$ where A is the exercise price of the Replacement Stock Option (subject to a minimum of $0.01 per share), B is the original exercise price per share of the Nexfor Stock Option, C is the Trading Price of a Nexfor Common Share before the Effective Date, and D is the Trading Price of a Common Share of Norbord after the Effective Date.

"**Replacement Stock Option Plan**" means the stock option plan adopted by Nexfor to replace the Nexfor Stock Option Plan.

"**Tax Act**" means the *Income Tax Act* (Canada).

"**Trading Day**" means a day, other than a Saturday or a Sunday, when the TSX is open for trading.

"**Trading Price**" means the weighted average trading price of the Nexfor (Norbord) Common Shares on the TSX for 10 Trading Days in relation to a specified date.

"**Transfer Agent**" means CIBC Mellon Trust Company.

"**Transferred Multiple**" means the following fraction: $\frac{A}{1-A}$ where A is the Transferred Proportion.

"**Transferred Proportion**" means the amount determined (expressed as a fraction) by applying the formula: $A \times C/B$ where A is the Butterfly Proportion, B is the fair market value of all the Nexfor Convertible Shares and Nexfor Non-Voting Shares issued and outstanding immediately before the transfer of assets by Nexfor to Fraser Papers Subco pursuant to Section 2.01(1)(f) and C is the fair market value of all shares of all classes of Nexfor issued and outstanding immediately before such transfer, determined in each case immediately before such transfer.

"**TSX**" means the Toronto Stock Exchange.

1.02 <u>Construction</u>

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a) the division of this Plan of Arrangement into Articles and Sections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b) the words "hereunder", "hereof" and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or Schedule and references to "Articles", "Sections, and "Schedules" are to Articles and Sections of and Schedules to this Plan of Arrangement;

(c) words importing the singular include the plural and *vice versa*, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures, governmental authorities and other entities;

(d) the word "including" means "including without limiting the generality of the foregoing"; and

(e) a reference to any statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation made thereunder.

1.03 **Schedules**

The following are the Schedules to this Plan of Arrangement:

Schedule A — Share Conditions attaching to Nexfor Convertible Shares and Nexfor Non-Voting Shares

Schedule B — Terms of Amalgamation of Fraser Papers

Schedule C — By-law No. 1 of Fraser Papers

ARTICLE 2 — THE ARRANGEMENT

2.01 **The Arrangement**

(1) Commencing at the Effective Time, the events and transactions set out in Sections 2.01(1)(a) to (j) will occur and be deemed to occur in the order set out below or as otherwise provided below, without any further act or formality, and with each event or transaction occurring and being deemed to occur immediately after the occurrence of the immediately preceding event or transaction or as otherwise provided below.

Amendment of Articles of Nexfor

(a) The articles of Nexfor will be amended to create and authorize the issuance of (in addition to the shares that it is authorized to issue immediately before this amendment):

(i) an unlimited number of Nexfor Convertible Shares; and

(ii) an unlimited number of Nexfor Non-Voting Shares

and to provide that the rights, privileges, restrictions and conditions attaching to each class of shares are as set out in Schedule A.

Exchange of Nexfor Common Shares

(b) Each Nexfor Common Shareholder will transfer to Nexfor, with good and marketable title free from Encumbrances, all its Nexfor Common Shares. As the sole consideration for each Nexfor Common Share so transferred, Nexfor will issue to that former Nexfor Common Shareholder 1 Nexfor Convertible Share and a fraction of a Nexfor Non-Voting Share equal to the Transferred Multiple. The Nexfor Non-Voting Shares so issued will be listed on the TSX upon issuance but will not be posted for trading. In connection with this exchange:

(i) no election under section 85 of the Tax Act will be filed;

(ii) a portion of the amount in the stated capital account maintained by Nexfor for the Nexfor Common Shares equal to the product of multiplying A x B where A is (1-Transferred Proportion) and B is the PUC of the Nexfor Common Shares (excluding any Nexfor Common Shares held by Dissenting Shareholders) so exchanged immediately before the exchange will be deducted from that account and added to the stated capital account maintained by Nexfor for the Nexfor Convertible Shares and a portion of the amount in the stated capital account maintained by Nexfor for the Nexfor Common Shares equal to the product of multiplying A x B where A is the Transferred Proportion and B is the PUC of the Nexfor Common Shares (excluding any Nexfor Common Shares held by Dissenting

Shareholders) so exchanged immediately before the exchange will be deducted from that account and added to the stated capital account maintained by Nexfor for the Nexfor Non-Voting Shares; and

(iii) the Nexfor Common Shares so exchanged will be cancelled.

Issue of Replacement Stock Options

(c) Concurrently with the transfers under Section 2.01(1)(b), each holder of a Nexfor Stock Option will transfer his or her Nexfor Stock Options to Nexfor in consideration for the issuance by Nexfor to the transferor of the same number of Replacement Stock Options. All the Nexfor Stock Options will be cancelled, provided that no Replacement Stock Option may be exercisable until after the Arrangement has been effected.

Adjustment of DSUs

(d) Concurrently with the transfers under Section 2.01(1)(b), the number of DSUs credited to the account of a participant under the Deferred Stock Unit Plan for Non-Employee Directors will be adjusted by applying the formula: $A = B \times C/D$ where A is the number of DSUs credited to an account after the Effective Time, B is the number of DSUs credited to the same account prior to the Effective Time, C is the Trading Price of a Nexfor Common Share before the Effective Date and D is the Trading Price of a Nexfor Common Share after the Effective Date.

Exchange of Nexfor Non-Voting Shares

(e) Each holder of Nexfor Non-Voting Shares will transfer to Fraser Papers, with good and marketable title free from Encumbrances, all such Nexfor Non-Voting Shares. As the sole consideration for each Nexfor Non-Voting Share so transferred, Fraser Papers will issue to that holder 1 Fraser Papers Convertible Share for each Transferred Multiple of a Nexfor Non-Voting Share. In connection with this exchange, Fraser Papers will add to the stated capital account maintained by Fraser Papers for the Fraser Papers Convertible Shares an amount equal to the PUC of the Nexfor Non-Voting Shares for which the Fraser Papers Convertible Shares were issued.

Transfer by Nexfor of Common Shares of Fraser Papers Newco to Fraser Papers Subco

(f) Nexfor will transfer all the outstanding Common Shares of Fraser Papers Newco to Fraser Papers Subco. As the sole consideration for this transfer, Fraser Papers Subco will issue to Nexfor 100,000,000 of its Common Shares. In addition, Fraser Papers Subco will agree to jointly elect with Nexfor to have the provisions of subsection 85(1) of the Tax Act and the corresponding provisions of any applicable provincial and territorial legislation apply to this transfer with the agreed amount in the election being equal to the lesser of the cost amount (as defined in subsection 248(1) of the Tax Act and the corresponding provisions of any applicable provincial and territorial legislation) to Nexfor of the Common Shares of Fraser Papers Newco transferred to Fraser Papers Subco and the fair market value of such Common Shares of Fraser Papers Newco. Fraser Papers Subco will add to the stated capital account maintained by it for its Common Shares an amount equal to the agreed amount in its election under subsection 85(1) of the Tax Act in respect of the transfer to it of the Common Shares of Fraser Papers Newco.

Nexfor Purchase of Nexfor Non-Voting Shares

(g) Nexfor will purchase for cancellation all the Nexfor Non-Voting Shares held by Fraser Papers and will issue to Fraser Papers, as the sole consideration therefor, a demand promissory note (the "Nexfor Note") in a principal amount equal to the aggregate fair market value of such Nexfor Non-Voting Shares and without interest. Fraser Papers will accept the Nexfor Note in full and absolute payment, satisfaction and discharge of the purchase price of such Nexfor Non-Voting Shares, with the risk of the Nexfor Note being dishonoured.

Fraser Papers Subco Purchase of its Common Shares

(h) Fraser Papers Subco will purchase for cancellation all the Common Shares of Fraser Papers Subco held by Nexfor and will issue to Nexfor, as the sole consideration therefor, a demand promissory note (the "Fraser

Papers Subco Note") in a principal amount equal to the aggregate fair market value of such Common Shares and without interest. Nexfor will accept the Fraser Papers Subco Note in full and absolute payment, satisfaction and discharge of the purchase price of such Common Shares of Fraser Papers Subco, with the risk of the Fraser Papers Subco Note being dishonoured.

Winding up of Fraser Papers Subco

(i) Fraser Papers Subco will commence winding up in accordance with subsection 88(1) of the Tax Act and section 210 of the CBCA and, in connection with the winding up, will transfer and assign all its property to Fraser Papers, including all of Fraser Papers Subco's right, title and interest in and to the Common Shares of Fraser Papers Newco, and all the liabilities of Fraser Papers Subco, including the liability of Fraser Papers Subco under the Fraser Papers Subco Note, will be assumed by Fraser Papers. Fraser Papers will have a power of attorney coupled with an interest to do all acts as may be desirable in connection with the winding up including the execution and filing in the name of Fraser Papers Subco of any elections with federal or provincial tax authorities as may be appropriate.

Set Offs

(j) Nexfor will pay the principal amount of the Nexfor Note by transferring to Fraser Papers the Fraser Papers Subco Note, which Note will be accepted by Fraser Papers in full and absolute payment, satisfaction and discharge of Nexfor's obligations under the Nexfor Note. Simultaneously, Fraser Papers will pay the principal amount of the Fraser Papers Subco Note by transferring to Nexfor the Nexfor Note which will be accepted by Nexfor in full and absolute payment, satisfaction and discharge of Fraser Papers' obligations under the Fraser Papers Subco Note. Both the Fraser Papers Subco Note and the Nexfor Note will be cancelled.

(2) Commencing at the Listing Time, the events and transactions set out in Sections 2.01(2)(a) to (e) will occur and be deemed to occur in the order set out below, without any further act or formality, and with each event or transaction occurring and being deemed to occur immediately after the occurrence of the immediately preceding event or transaction.

Conversion of Nexfor Convertible Shares

(a) The Nexfor Convertible Shares will be converted into issued Common Shares of Nexfor on a one-for-one basis and the amount in the stated capital account maintained by Nexfor for the Nexfor Convertible Shares will be deducted from that account and added to the stated capital account maintained by Nexfor for its Common Shares.

Amendment and Restatement of Articles of Nexfor

(b) The articles of Nexfor will be amended to remove the Nexfor Convertible Shares and Nexfor Non-Voting Shares from the authorized capital of Nexfor. The name of Nexfor will be changed to Norbord Inc. The articles of Norbord will then be restated and the restated articles of Norbord will be filed with the Director under the CBCA pursuant to section 180 thereof.

Conversion of Fraser Papers Convertible Shares

(c) The Fraser Papers Convertible Shares will be converted into Fraser Papers Common Shares on a five-for-one basis and the amount in the stated capital account maintained by Fraser Papers for the Fraser Papers Convertible Shares will be deducted from that account and added to the stated capital account maintained by Fraser Papers for the Fraser Papers Common Shares.

Amalgamation of Fraser Papers and Fraser Papers Newco

(d) Fraser Papers and Fraser Papers Newco (hereinafter sometimes referred to in this Section 2.01(2)(d) as "predecessor corporations") will be amalgamated on the terms set out in Schedule B as if the amalgamation were carried out pursuant to subsection 184(1) of the CBCA in such manner that, on and by virtue of the amalgamation:

(i) all the property (except any amounts receivable from any predecessor corporation or shares of any predecessor corporation) of the predecessor corporations held immediately before the amalgamation will become the property of Fraser Papers;

(ii) all the liabilities and obligations (except any amount payable to any predecessor corporation) of the predecessor corporations immediately before the amalgamation will become liabilities and obligations of Fraser Papers;

(iii) all the shares of Fraser Papers Newco will be cancelled without any repayment of capital;

(iv) the articles of the amalgamated corporation will be same as the articles of Fraser Papers; and

(v) no securities will be issued by Fraser Papers in connection with the amalgamation and the stated capital of the amalgamated corporation will be the same as the stated capital of Fraser Papers.

Amendment and Restatement of Articles of Fraser Papers

(e) The articles of Fraser Papers will be amended to remove all the Fraser Papers Convertible Shares from the authorized capital of Fraser Papers. The name of Fraser Papers will be changed to Fraser Papers Inc. and the articles will provide that its French form of name is Papiers Fraser Inc. The articles of Fraser Papers will then be restated and the restated articles of Fraser Papers will be filed with the Director under the CBCA pursuant to section 180 thereof. By-law No. 1 of Fraser Papers, as set out in Schedule C, will be confirmed by its shareholders.

ARTICLE 3 — RIGHTS OF DISSENT

3.01 **Rights of Dissent**

(1) Nexfor Shareholders may exercise Dissent Rights in connection with the Arrangement pursuant to and in the manner set out in section 190 of the CBCA as modified by the Interim Order and this Section 3.01.

(2) Dissenting Shareholders who:

(a) are ultimately entitled to be paid fair value for their Nexfor Common Shares, Nexfor Stock Options or Nexfor Preferred Shares will be deemed to have transferred such shares or options to Nexfor and these shares and options will be cancelled immediately prior to the Effective Time; or

(b) are ultimately not entitled to be paid fair value for their shares or options will be deemed to have participated in the Arrangement on the same basis as. (i) in the case of a Nexfor Common Shareholder, any non-dissenting holder of Nexfor Common Shares, (ii) in the case of a Nexfor Optionholder, any non-dissenting holder of Nexfor Stock Options or (iii) in the case of a Nexfor Preferred Shareholder, any non-dissenting holder of Nexfor Preferred Shares, in each case as at and from the Effective Time and will be treated in the same manner as such a holder, on the basis set out in this Plan of Arrangement.

ARTICLE 4 — CERTIFICATES

4.01 **Entitlement to Share Certificates**

(1) From and after the Effective Date, certificates that prior to the Effective Date represented Nexfor Common Shares will represent the same number of Common Shares of Norbord after the Effective Date and accordingly no new certificates representing such shares will be issued.

(2) Certificates representing Fraser Papers Common Shares will be mailed as soon as practicable to those persons whose names appear on the register of holders of Nexfor Common Shares at the close of business (Toronto time) on the Distribution Record Date.

(3) No certificates will be issued for shares that are issued and subsequently cancelled or converted under this Plan of Arrangement.

4.02 **Fractional Shares**

No certificates or scrip representing fractional interests of less than one whole share in Fraser Papers will be issued (after conversion of the Fraser Papers Convertible Shares). Instead any fractional interests to which former Nexfor Common Shareholders would otherwise be entitled will be summed and the total will be rounded up to the nearest whole number and issued to the Transfer Agent. The Transfer Agent will sell them on the TSX and divide the proceeds (other than cash representing the rounded up amount, which will be paid to Fraser Papers) among the persons otherwise entitled to fractions by forwarding cheques representing their proportional interests in the proceeds to such persons.

SCHEDULE A

NEXFOR NEW SHARE CONDITIONS

1. The rights, privileges, restrictions and conditions attaching to the Convertible Shares are as follows:

   (a) **Payment of Dividends:** The holders of the Convertible Shares will be entitled to receive dividends if, as and when declared by the board out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. However, the Convertible Shares, the Non-Voting Shares and the Common Shares will participate equally as to dividends and all dividends which the board may at any time determine to declare and pay on the Convertible Shares, the Non-Voting Shares and the Common Shares will be declared and paid in equal or equivalent amounts per share on all the Convertible Shares, Non-Voting Shares and Common Shares at the time outstanding without preference or distinction.

   (b) **Participation upon Liquidation, Dissolution or Winding Up:** In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Convertible Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of Common Shares, be entitled to participate rateably with the Non-Voting Shares and Common Shares in any distribution of the assets of the Corporation.

   (c) **Conversion Privilege:** Each issued Convertible Share may at any time be converted, at the option of the holder, into 1 Common Share. All Common Shares resulting from any conversion of issued Convertible Shares into Common Shares will be deemed to be fully paid and non-assessable.

   (d) **Voting Rights:** The holders of the Convertible Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to 1 vote in respect of each Convertible Share held at all such meetings.

2. The rights, privileges, restrictions and conditions attaching to the Non-Voting Shares are as follows:

   (a) **Payment of Dividends:** The holders of the Non-Voting Shares will be entitled to receive dividends if, as and when declared by the board out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. However, the Non-Voting Shares and the Common shares will participate equally as to dividends and all dividends which the board may at any time determine to declare and pay on the Non-Voting Shares and Common Shares will be declared and paid in equal or equivalent amounts per share on all the Non-Voting Shares and Common Shares at the time outstanding without preference or distinction.

   (b) **Participation upon Liquidation, Dissolution or Winding Up:** In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Non-Voting Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Non-Voting Shares, be entitled to participate rateably with the Common Shares in any distribution of the assets of the Corporation.

   (c) **Voting Rights:** The holders of the Non-Voting Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

SCHEDULE B

1 – Name of the Amalgamated Corporation / **Dénomination sociale de la société issue de la fusion**

4229401 Canada Inc.

2 – The province or territory in Canada where the registered office is to be situated / **La province ou le territoire au Canada où se situera le siège social**

Ontario

3 – The classes and any maximum number of shares that the corporation is authorized to issue / **Catégories et tout nombre maximal d'actions que la société est autorisée à émettre**

The annexed Schedule 1 is incorporated in this form.

4 – Restrictions, if any, on share transfers / **Restrictions sur le transfert des actions, s'il y a lieu**

There are no restrictions.

5 – Number (or minimum and maximum number) of directors / **Nombre (ou nombre minimal et maximal) d'administrateurs**

Minimum : 6, Maximum : 15

6 – Restrictions, if any, on business the corporation may carry on / **Limites imposées à l'activité commerciale de la société, s'il y a lieu**

There are no restrictions.

7 – Other provisions, if any / **Autres dispositions, s'il y a lieu**

The number of directors within the minimum and maximum number set out in paragraph 5 may be determined from time to time by resolution of the board of directors. Any vacancy among the directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors.

8 – The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows: / **La fusion a été approuvée en accord avec l'article ou le paragraphe de la Loi indiqué ci-après**

☐ 183

☐ 184(1)

☐ 184(2)

9 – Name of the amalgamating corporations / Dénomination sociale des sociétés fusionnantes	Corporation No. / N° de la société	Signature	Date	Title / Titre	Tel. No. / N° de tél.
4229401 Canada Inc.	422940-1				
4229428 Canada Inc.	422942-8				

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT

Corp. Number: 424882-1

IC 3190 (2003/06)

Canada

SCHEDULE 1

The Corporation is authorized to issue an unlimited number of Class A Preferred Shares, an unlimited number of Class B Preferred Shares, an unlimited number of Non-Voting Participating Shares, an unlimited number of Convertible Shares and an unlimited number of Common Shares.

1. The rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares are as follows:

   (a) **Series:** The Class A Preferred Shares may at any time or from to time be issued in one or more series. Subject to the following provisions, the board of directors of the Corporation (the "board") may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Class A Preferred Shares.

   (b) **Idem:** The Class A Preferred Shares will be entitled to priority over the Class B Preferred Shares, the Non-Voting Participating Shares, the Convertible Shares and the Common Shares and all other shares ranking junior to the Class A Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

   (c) **Voting Rights:** Except as may otherwise be provided in the rights, privileges, restrictions and conditions attaching to any series of Class A Preferred Shares, the holders of the Class A Preferred Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

2. The rights, privileges, restrictions and conditions attaching to the Class B Preferred Shares are as follows:

   (a) **Series:** The Class B Preferred Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Class B Preferred Shares.

   (b) **Idem:** The Class B Preferred Shares will be entitled to priority over the Non-Voting Participating Shares, the Convertible Shares and the Common Shares and all other shares ranking junior to the Class B Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

   (c) **Voting Rights:** Except as may otherwise be provided in the rights, privileges, restrictions and conditions attaching to any series of Class B Preferred Shares, the holders of the Class B Preferred Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

3. The rights, privileges, restrictions and conditions attaching to the Non-Voting Participating Shares are as follows:

   (a) **Series:** The Non-Voting Participating Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Non-Voting Participating Shares.

   (b) **Payment of Dividends:** In addition to any rights to preferential dividends as may be provided for in the rights, privileges, restrictions and conditions attaching to any series of Non-Voting Participating Shares, the holders of the Non-Voting Participating Shares will be entitled to receive dividends if, as and when declared by the board out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. However, the Non-Voting Participating Shares, the Convertible Shares and the Common Shares will, subject to any rights to preferential dividends hereinbefore referred to, participate equally as to dividends and, subject to any such rights, all dividends which the board may at any time determine to declare and pay on the Non-Voting Participating Shares, the Convertible Shares and the Common Shares will be declared and paid in equal or equivalent amounts per share on all of the Non-Voting Participating Shares, Convertible Shares and Common Shares at the time outstanding without preference or distinction.

   (c) **Participation upon Liquidation, dissolution or Winding Up:** In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Non-Voting Participating Shares will, in addition to any rights to priority in the distribution of assets of the Corporation as may be provided for in the rights, privileges, restrictions and conditions attaching to any series of Non-Voting Participating Shares but subject

to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Non-Voting Participating Shares, be entitled to participate rateably with the holders of the Convertible Shares and the Common Shares in any distribution of the assets of the Corporation.

(d) **Voting Rights:** The holders of the Non-Voting Participating Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

(e) **Subdivision, Consolidation, Reclassification or Other Change:** None of the Non-Voting Participating Shares, Convertible Shares or Common Shares will be subdivided, consolidated or otherwise changed unless contemporaneously therewith the other said class of shares is subdivided, consolidated or otherwise changed in the same proportion and in the same manner.

4. The rights, privilege, restrictions and conditions attaching to the Convertible Shares are as follows:

(a) **Payment of Dividends:** The holders of the Convertible Shares will be entitled to receive dividends if, as and when declared by the board out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. However, the Convertible Shares and the Common Shares will participate equally as to dividends and all dividends which the board may at any time determine to declare and pay on the Convertible Shares and the Common Shares will be declared and paid in equal or equivalent amounts per share on all of the Convertible Shares and Common Shares at the time outstanding without preference or distinction.

(b) **Participation upon Liquidation, Dissolution or Winding Up:** In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Convertible Shares will. subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Convertible Shares, be entitled to participate rateably with the Common Shares in any distribution of the assets of the Corporation.

(c) **Conversion Privilege:** Each issued Convertible Share may at any time be converted, at the option of the holder, into one-fifth of a Common Share. All Common Shares resulting from any conversion of issued Convertible Shares into Common Shares will be deemed to be fully paid and non-assessable.

(d) **Voting Rights:** The holders of the Convertible Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote any such meeting.

5. The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a) **Payment of Dividends:** The holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b) **Participation upon Liquidation, Dissolution or Winding Up:** In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

(c) **Voting Rights:** The holders of the Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to 1 vote in respect of each Common Share held at all such meetings.

SCHEDULE C

BY-LAW NO. 1

A by-law relating generally to
the transaction of the business
and affairs of
FRASER PAPERS INC.

DIRECTORS

1. **Calling of and notice of meetings** Meetings of the board will be held on such day and at such time and place as the Chair of the Board or the President of the Corporation or any two directors may determine. Notice of meetings of the board will be given to each director not less than 48 hours before the time when the meeting is to be held. Each newly elected board may without notice hold its first meeting for the purposes of organization and the appointment of officers immediately following the meeting of shareholders at which such board was elected.

2. **Votes to govern** At all meetings of the board every question will be decided by a majority of the votes cast on the question; and in case of an equality of votes the chair of the meeting will be entitled to a second or casting vote.

3. **Interest of directors and officers generally in contracts** No director or officer will be disqualified by his or her office from contracting with the Corporation nor will any contract or arrangement entered into by or on behalf of the Corporation with any director or officer or in which any director or officer is in any way interested be liable to be voided nor will any director or officer so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established provided that, in each case, the director or officer has complied with the provisions of the *Canada Business Corporations Act*.

SHAREHOLDERS' MEETINGS

4. **Quorum** At any meeting of shareholders a quorum will be 2 persons present in person or by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting and each entitled to vote at the meeting.

5. **Meetings by telephonic or electronic means** A meeting of the shareholders may be held by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

6. **Postponement or cancellation of meetings** A meeting of shareholders may be postponed or cancelled by the board at any time prior to the date of the meeting.

7. **Procedures at meetings** The board may determine the procedures to be followed at any meeting of shareholders including, without limitation, the rules of order. Subject to the foregoing, the chair of a meeting may determine the procedures of the meeting in all respects.

INDEMNIFICATION

8. **Indemnification of directors and officers** The Corporation will indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or in a similar capacity, of another entity, and his or her heirs and legal representatives to the extent permitted by the *Canada Business Corporations Act*.

9. **Indemnity of others** Except as otherwise required by the *Canada Business Corporations Act* and subject to paragraph 8, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as an employee, agent of or participant in another entity against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the

best interests of the other entity for which he or she served at the Corporation's request and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction will not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation or other entity and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his or her conduct was lawful.

10. **Right of indemnity not exclusive** The provisions for indemnification contained in the by-laws of the Corporation will not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his or her official capacity and as to action in another capacity, and will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of that person's heirs and legal representatives.

11. **No liability of directors or officers for certain matters** To the extent permitted by law, no director or officer for the time being of the Corporation will be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation will be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or body corporate with whom or which any moneys, securities or other assets belonging to the Corporation will be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same will happen by or through his or her failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Corporation is employed by or performs services for the Corporation otherwise than as a director or officer or is a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact that the person is a director or officer of the Corporation will not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

BANKING ARRANGEMENTS, CONTRACTS, ETC.

12. **Banking arrangements** The banking business of the Corporation, or any part thereof, will be transacted with such banks, trust companies or other financial institutions as the board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, will be transacted on the Corporation's behalf by one or more officers or other persons as the board may designate, direct or authorize from time to time.

13. **Execution of instruments** Contracts, documents or instruments in writing requiring execution by the Corporation will be signed by hand by any two officers of the Corporation (whether under the corporate seal of the Corporation, if any, or otherwise) and all contracts, documents or instruments in writing so signed will be binding upon the Corporation without any further authorization or formality. The board is authorized from time to time by resolution

(a) to appoint any officer or any other person on behalf of the Corporation to sign by hand (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver either contracts, documents or instruments in writing generally or to sign either by hand or by facsimile or mechanical signature or otherwise (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver specific contracts, documents or instruments in writing, and

(b) to delegate to any two officers of the Corporation the powers to designate, direct or authorize from time to time in writing one or more officers or other persons on the Corporation's behalf to sign either by hand or by facsimile or mechanical signature or otherwise (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver contracts, documents or instruments in writing of such type and on such terms and conditions as such two officers see fit.

Contracts, documents or instruments in writing that are to be signed by hand may be signed electronically. The term "contracts, documents or instruments in writing" as used in this by-law includes without limitation deeds, mortgages, charges, conveyances, powers of attorney, transfers and assignments of property of all kinds (including specifically but without limitation transfers and assignments of shares, warrants, bonds, debentures or other securities), proxies for shares or other securities and all paper writings.

MISCELLANEOUS

14. **Invalidity of any provisions of this by-law** The invalidity or unenforceability of any provision of this by-law will not affect the validity or enforceability of the remaining provisions of this by-law.

15. **Omissions and errors** The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any shareholder, director, officer or auditor or any error in any notice not affecting its substance will not invalidate any action taken at any meeting to which the notice related or otherwise founded on the notice.

INTERPRETATION

16. **Interpretation** In this by-law and all other by-laws of the Corporation words importing the singular number only include the plural and vice versa; words importing any gender include all genders; words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and governmental authorities; "board" means the board of directors of the Corporation; "*Canada Business Corporations Act*" means *Canada Business Corporations Act*, R.S.C. 1985, c. C-44 as from time to time amended, re-enacted or replaced; terms that are not otherwise defined in this by-law have the meanings attributed to them in the *Canada Business Corporations Act*; and "meeting of shareholders" means an annual meeting of shareholders or a special meeting of shareholders.

TO: Director General
Industry Canada, Corporations Canada
365 Laurier Ave. W., 9th Floor
Jean Edmonds Tower South
Ottawa, ON K1A 0C8

CONSENT

The undersigned Nexfor Inc., a corporation incorporated under the *Canada Business Corporations Act* controlling shareholder of the below referenced affiliates and owner of the noted trade-marks does hereby consent to the unconditional use of the proposed name "Norbord Inc." in connection with the pending arrangement of Nexfor Inc.

Norbord Industries Inc. - ON 791750

Norbord Industries Inc. - NB - 62077781

Norbord Industries Inc. - BC 0042820

Norbord Industries Inc. – OB 130793979

Trade-marks:	Norbord (TM 387959)
	Norbord FX (TM 1137901)
	Norbord Slip-Gard (TM 437703)

DATED June 4, 2004.

Nexfor Inc.

Per: ______________________
Name: John C. Tremayne
Title: Executive Vice-President & Chief Financial Officer

TO: Director General
Industry Canada, Corporations Canada
365 Laurier Ave. W., 9th Floor
Jean Edmonds Tower South
Ottawa, ON K1A 0C8

CONSENT

The undersigned Nexfor Inc., a corporation incorporated under the laws of the *Canada Business Corporations Act*, controlling shareholder of the below referenced affiliates and owner of the noted trade-marks, does hereby consent to the unconditional use of the proposed name Fraser Papers Inc. in connection with the pending arrangement of Nexfor Inc.:

Fraser Papers Inc. Canada/Papiers Fraser Inc. Canada – CD3256871

Fraser Papers Inc. (Canada) - NB 62075405

Nexfor Fraser Papers - NB – 51352968

Trade-mark: Fraserpapers (TM 892813) "Paper" is also noted.

DATED the June 4, 2004.

Nexfor Inc.

Per: [signature]
Name: John C. Tremayne
Title: Executive Vice-President & Chief Financial Officer

SCHEDULE A

Industry Canada | Industrie Canada

Restated Certificate of Incorporation

Canada Business Corporations Act

Certificat de constitution à jour

Loi canadienne sur les sociétés par actions

Fraser Papers Inc.

Papiers Fraser Inc.

424882-1

Name of corporation-Dénomination de la société

Corporation number-Numéro de la société

I hereby certify that the articles of incorporation of the above-named corporation were restated under section 180 of the *Canada Business Corporations Act* as set out in the attached restated articles of incorporation.

Je certifie que les statuts constitutifs de la société susmentionnée ont été mis à jour en vertu de l'article 180 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les statuts mis à jour ci-joints.

Director - Directeur

June 30, 2004 / le 30 juin 2004

Effective Date of Restatement -
Date d'entrée en vigueur de la mise à jour

Canada

Industry Canada — Industrie Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

FORM 7
RESTATED ARTICLES OF INCORPORATION
(SECTION 180)

FORMULAIRE 7
STATUTS CONSTITUTIFS MIS À JOUR
(ARTICLE 180)

1 -- Name of the Corporation - Dénomination sociale de la société	Corporation No. - Nº de la société
Fraser Papers Inc. Papiers Fraser Inc.	424882-1

2 -- The province or territory in Canada where the registered office is situated — La province ou le territoire au Canada où est situé le siège social

Ontario

3 -- The classes and any maximum number of shares that the corporation is authorized to issue — Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

The annexed Schedule 1 is incorporated in this form

4 -- Restrictions, if any, on share transfers — Restrictions sur le transfert des actions, s'il y a lieu

None.

5 -- Number (or minimum and maximum number) of directors — Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum : 6, Maximum : 15

6 -- Restrictions, if any, on business the corporation may carry on — Limites imposées à l'activité commerciale de la société, s'il y a lieu

There are no restrictions.

7 -- Other provisions, if any — Autres dispositions, s'il y a lieu

The number of directors within the minimum and maximum number set out in paragraph 5 may be determined from time to time by resolution of the board of directors. Any vacancy among the directors resulting from an increase in the number of directors so determined may be filled by resolution of the directors.

These restated articles of incorporation correctly set out, without substantive change, the corresponding provisions of the articles of incorporation as amended and supersede the original articles of incorporation.

Cette mise à jour des statuts constitutifs démontre exactement, sans changement substantiel, les dispositions correspondantes des statuts constitutifs modifiés qui remplacent les statuts constitutifs originaux.

Signature	Printed Name - Nom en lettres moulées	8 -- Capacity of - En qualité de	9 -- Tel. No. - Nº de tél.
[signature]	Glen McMillan	Chief Administrative Officer	416-643-8841

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT

JUN JUIN 29 2004

Canada

SCHEDULE 1

The Corporation is authorized to issue an unlimited number of Class A Preferred Shares, an unlimited number of Class B Preferred Shares, an unlimited number of Non-Voting Participating Shares and an unlimited number of Common Shares.

(1) The rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares are as follows:

(a) **Series:** The Class A Preferred Shares may at any time or from to time be issued in one or more series. Subject to the following provisions, the board of directors of the Corporation (the "board") may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Class A Preferred Shares.

(b) **Idem:** The Class A Preferred Shares will be entitled to priority over the Class B Preferred Shares, the Non-Voting Participating Shares and the Common Shares and all other shares ranking junior to the Class A Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(c) **Voting Rights:** Except as may otherwise be provided in the rights, privileges, restrictions and conditions attaching to any series of Class A Preferred Shares, the holders of the Class A Preferred Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

(2) The rights, privileges, restrictions and conditions attaching to the Class B Preferred Shares are as follows:

(a) **Series:** The Class B Preferred Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Class B Preferred Shares.

(b) **Idem:** The Class B Preferred Shares will be entitled to priority over the Non-Voting Participating Shares and the Common Shares and all other shares ranking junior to the Class B Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(c) **Voting Rights:** Except as may otherwise be provided in the rights, privileges, restrictions and conditions attaching to any series of Class B Preferred Shares, the holders of the Class B Preferred Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

(3) The rights, privileges, restrictions and conditions attaching to the Non-Voting Participating Shares are as follows:

(a) **Series:** The Non-Voting Participating Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Non-Voting Participating Shares.

(b) **Payment of Dividends:** In addition to any rights to preferential dividends as may be provided for in the rights, privileges, restrictions and conditions attaching to any series of Non-Voting Participating Shares, the holders of the Non-Voting Participating Shares will be entitled to receive dividends if, as and when declared by the board out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. However, the Non-Voting Participating Shares and the Common Shares will, subject to any rights to preferential dividends hereinbefore referred to, participate equally as to dividends and, subject to any such rights, all dividends which the board may at any time determine to declare and pay on the Non-Voting Participating Shares and the Common Shares will be declared and paid in equal or equivalent amounts per share on all of the Non-Voting Participating Shares and Common Shares at the time outstanding without preference or distinction.

(c) **Participation upon Liquidation, Dissolution or Winding Up:** In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Non-Voting Participating Shares will, in addition to any rights to priority in the distribution of assets of the Corporation as may be provided for in the rights, privileges, restrictions and conditions attaching to any series of Non-Voting Participating Shares but subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Non-Voting Participating Shares, be entitled to participate rateably with the holders of the Common Shares in any distribution of the assets of the Corporation.

(d) **Voting Rights:** The holders of the Non-Voting Participating Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

(e) **Subdivision, Consolidation, Reclassification or Other Change:** None of the Non-Voting Participating Shares or Common Shares will be subdivided, consolidated or otherwise changed unless contemporaneously therewith the other said class of shares is subdivided, consolidated or otherwise changed in the same proportion and in the same manner.

(4) The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a) **Payment of Dividends:** The holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b) **Participation upon Liquidation, Dissolution or Winding Up:** In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

(c) **Voting Rights:** The holders of the Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to 1 vote in respect of each Common Share held at all such meetings.

SCHEDULE A

FraserPapers

Listing application table of contents

1.0 General Information

1.1 Legal name of Applicant
Fraser Papers Inc. ("Fraser Papers")

1.2 Head office address
Suite 600, 1 Toronto Street, Toronto, Ontario, M5C 2W4. Telephone: 416-643-8820. Fax: 416-643-8827.

1.3 Class(es) of securities to be listed
Common Shares

1.4 CUSIP number(s)
355521105

1.5 North American Industrial Classification System (NAICS) Code
321

1.6 Current markets for all securities of Applicant
Fraser Papers has not applied and does not currently have its shares listed on a market.

1.7 Jurisdictions in which the Applicant is a reporting issuer
Fraser Papers will be a reporting issuer in Ontario by virtue of the listing of its shares on the TSX. Fraser Papers will be a reporting issuer in Quebec by virtue of the Arrangement, as defined in the notice of annual and special meeting of shareholders, notice of application and management proxy circular with respect to an arrangement involving Nexfor Inc. dated May 3, 2004 (the "Circular"). Fraser Papers' status as a reporting issuer in British Columbia, Alberta, Saskatchewan, Nova Scotia and Newfoundland is dependant on the definition of the term reporting issuer, but we believe that Fraser Papers will be considered a reporting issuer and therefore we will be reporting as if that is the case.

1.8 History
Fraser Papers was incorporated with the name 4229401 Canada Inc. under the CBCA on April 19, 2004 for purposes of the Arrangement. Under the Arrangement it will amalgamate with 4229428 Canada Inc., and continue under the name Fraser Papers Inc.

1.9 Legal counsel to the Applicant
McCarthy Tétrault LLP
Suite 4700, Toronto Dominion Bank Tower
Toronto-Dominion Centre
Toronto, Ontario, M5K 1E6

1.10 Auditors of the Applicant
Ernst & Young LLP
222 Bay Street
Ernst & Young Tower
P.O. Box 251
Toronto-Dominion Centre
Toronto, Ontario, M5K 1J7

2.0 Information about business

2.1 Description of business

See "Part V – Information Concerning Fraser Papers" of the Circular, specifically pages 50 – 53 "Description of the Business" and pages 55 – 67 "Management's Discussion and Analysis".

2.2 Date of first public distribution
June 30, 2004

2.3 Fiscal year-end
December 31.

2.4 Date of most recent annual meeting
Not applicable.

2.5 Date and type of most recent financial report to securityholders
Not applicable.

2.6 Dividends and other distributions

Not applicable.

2.7 Current policy on paying dividends or distributions

Any decision to pay dividends on the Fraser Papers Common Shares will be made by the Board of Directors of Fraser Papers in its discretion on the basis of earnings, financial requirements and other conditions.

2.8 Officers and directors

Directors

The directors of Fraser Papers are set out below and each one has been a director since its inception. They hold office until the first annual meeting of shareholders or until their successors are elected or approved. Fraser Papers' Board does not have an executive committee. Members of the Board's committees are noted.

Name and Municipality of Residence	Principal Occupation	Securities Beneficially Owned(6)(7)
JACK L. COCKWELL (2)............ Toronto, Ontario	Group Chairman, Brascan Corporation since February 2002; President and Chief Executive Officer of Brascan prior thereto.	1,692,005
ROBERT J. HARDING (4)(5)....... Toronto, Ontario	Chairman of Brascan Corporation.	168,782
J. BRUCE FLATT (2).................. Toronto, Ontario	President and Chief Executive Officer of Brascan Corporation since February 2002; President and Chief Executive Officer of Brookfield Properties Inc. (real estate) prior thereto.	1,192,300
ALDÉA LANDRY (1)(3)(4).......... Moncton, New Brunswick	President, LANDAL Inc. (consultancy)	1,000
PAUL E. GAGNÉ (1)(2)(5)......... Senneville, Quebec	Company Director and Consultant	Nil
DOMINIC GAMMIERO................ Toronto, Notario	President and Chief Executive Officer of Nexfor Inc. since 1999; Chief Operating Officer of Nexfor prior thereto.	322,245
DIAN COHEN (1)(4)(5)............. Hatley, Québec	President of DC Productions Limited (economic communications and management consulting)	6,000
MARGOT NORTHEY (1)(2)(3)..... North Saanich, British Columbia	Company Director since 2002; Dean, Queen's University School of Business prior thereto.	2,340
SAM POLLOCK (3)(5)............... Toronto, Ontario	Managing Partner, Brascan Financial Corporation	589,938

(1) Member of Audit Committee
(2) Member of Human Resources Committee
(3) Member of Environment, Health and Safety Committee
(4) Member of Corporate Governance Committee
(5) Member of Pension Committee
(6) The number of securities beneficially owned are Nexfor Inc. shares as at the date of the Circular. The number of shares to be distributed to the directors and officers under the Arrangement will be the same as for the public, Nexfor Inc. shares divided by five.
(7) There are currently no outstanding securities of Fraser Papers which would dilute the above shareholdings.

Brascan Corporation owns approximately 43% of the outstanding common shares of Nexfor and will be a "significant shareholder" of Fraser Papers within the meaning of the Toronto Stock Exchange Corporate Governance Guidelines. The Board considers that 4 of the unrelated directors (50%) do not have any interest in, or relationship with, the significant shareholder or any of its affiliates and thus the Board considers that its membership will fairly reflect the investment of the minority shareholders in Fraser Papers. All of the directors are insiders and Mr. Gammiero is the only related director.

Officers

Name and Municipality of Residence	Office with Company	Previous occupation	Securities Beneficially Owned[1] [2]
DOMINIC GAMMIERO......... Toronto, Ontario	President and Chief Executive Officer	President and Chief Executive Officer of Nexfor Inc. 1999 — 2004; Chief Operating Officer of Nexfor Inc. prior thereto.	322,245
BERT MARTIN .... Stamford, Connecticut	Chief Operating Officer	President of Fraser Papers Inc.	Nil
GLEN MCMILLAN .... Toronto, Ontario	Chief Administrative Officer	Vice President, Controller and Corporate Secretary of Nexfor Inc. 1999 — 2004; Assistant Controller of Nexfor Inc. prior thereto.	10,759
PIERRE MCNEIL .... Toronto, Ontario	Senior Vice President, Human Resources	Site director (Cowie), Nexfor Ltd. from 2002 to 2004; Vice President, Industrial Panels at Norbord Industries prior thereto.	9,600
BEN VAUGHAN................. Toronto, Ontario	Senior Vice President, Finance & Corporate Development	Vice-President, Merchant Banking, Brascan Financial Corporation 2002 — 2004; Chief Financial Officer, CyberSight, 2001; Chief Financial Officer, CANOE (media) in 2000; and Controller, CANOE prior thereto.	Nil

(1) The number of securities beneficially owned are Nexfor Inc. shares as at the date of the Circular. The number of shares to be distributed to the directors and officers under the Arrangement will be the same as for the public, Nexfor Inc. shares divided by five.
(2) There are currently no outstanding securities which would dilute the above shareholdings.

2.9 Committees of the Board of Directors

See "Exhibit J – Corporate Governance Practices" of the Circular, specifically pages J-2 – J-3 "Committees of the Board" which descriptions will be substantially similar to the Fraser Papers' board committees.

2.10 Investor Relations

Ben Vaughan, Investor Relations. Telephone: 416-643-8836.

3.0 Information about securities

3.1 Securities Issued

Except where indicated otherwise, the following information is dated as at May 3, 2004:

Securities to be listed

		A	B	A + B
Class of security	Total number authorized	Total number issued[1]	Total authorized to be issued for a specific purpose. (The number of securities should correspond with the number of securities in 3.6.1)	Total to be listed

[1] The number of issued securities for each class of security to be listed should correspond to each of the following: the sum of the number of securities in items 3.3 and 3.4; the total issued capital in 3.7.1; and the total number of securities in 3.7.2.

Common Shares	unlimited	30,111,976	2,750,000	32,861,976

3.1.2 Securities not to be listed

Class of security	Total number authorized	Total number issued	Total authorized to be issued for a specific purpose
Class A Preferred	unlimited	0	0
Class B Preferred	unlimited	0	0
Non-Voting Participating	unlimited	0	0

3.1.3. Securities acquired

Not applicable.

3.2 Securities provisions

See "Exhibit E – Arrangement Agreement and Plan of Arrangement – Schedule B – Schedule 1" of the Circular for the rights, preferences, and conversion or other privileges and priorities for all classes of securities.

3.3 Securities sold for cash

Not applicable.

3.4 Securities issued for consideration other than cash

All the securities of Fraser Papers are issued pursuant to the Arrangement, see "Exhibit E – Arrangement Agreement and Plan of Arrangement – Appendix A – Plan of Arrangement under Section 192 of the *Canada Business Corporations Act*" of the Circular, specifically Article 2.01(1)(e) – (j) and Article 2.01(2)(c).

3.5 Payments to promoters

Not applicable.

3.6 Future issuances of securities

3.6.1 Securities authorized for issuance for a specific purpose

Common Shares:

Number authorized[2]	Purpose of authorization	Description of terms and conditions Include dates of agreements or option grants[3], exercise or conversion prices, market price of security on date of grant and expiry dates. State if, as a result of exercise or conversion, a person or company would acquire a voting position in the Applicant of greater than 10%.
2,750,000	As a means of motivating management to maximize the long-term value of Fraser Papers.	See description of share compensation arrangements in 3.6.2

[2] For example, include total number of shares which can be issued pursuant to outstanding warrants, convertible debentures, stock option plans, share purchase plans, conversion of another share class.

[3] List the total number of options outstanding by grant date and exercise price. Do not list each grant individually. Details about individual grants should be included in the documents to be filed. (See "Checklist of documents to be filed," item 6.)

3.6.2 Description of share compensation arrangements

See Part V – Information Concerning Fraser Papers – Stock Option Plan" of the Circular.

3.6.3 Potential issuances of securities

Except for security issuances pursuant to the Arrangement, no security issuances are contemplated.

3.7 Distribution of securities

3.7.1 Issued capital

Common Shares, as at July 8, 2004:

	Number Of securities	Percentage of Issued Capital
Freely tradable		
Held by public securityholders	17,280,616	57.4
Held by officers or directors of the Applicant, or by persons or companies who beneficially own or control, directly or indirectly, more than a 10% voting position in the Applicant	12,831,360[4]	42.6
Total freely tradable (A)	30,111,976	100
Not freely tradable (e.g., escrowed or pooled securities)[5]		
Held by public securityholders	0	0
Held by officers or directors of the Applicant, or by persons or companies who beneficially own or control, directly or indirectly, more than a 10% voting position in the Applicant	0	0
Total not freely tradable (B)	0	0
	0	0
Total issued capital (A+B)[5]	30,111,976	100

3.7.2 Registered securityholders

The following information will be added after completion of the Arrangement.

Common Shares, as at July 8, 2004:

Size of holding	Number of holders	Total number of securities
1 - 99 securities	4,870	93,466
100 - 499 securities	451	91,470
500 - 999 securities	38	26,450
1,000 - 1,999 securities	11	13,330
2,000 - 2,999 securities	8	18,494
3,000 - 3,999 securities	1	3,040
4,000 - 4,999 securities	4	17,759
5,000 or more securities	8	29,847,967
Total	5,391	30,111,976

3.7.3 Non-registered securityholders

Fraser Papers has greater than 300 public registered board lot holders.

[4] The number of securities are based on the System for Electronic Disclosure by Insiders for Brascan Corporation and on section 2.8 for the directors and officers.

[5] The number of securities not freely tradable equals the total number of securities subject to escrow, pooling agreements or other hold periods as of the date of this application as listed in item 3.10.

[5] This number should agree with the figure reported in Section 3.1.1 and the Applicant's registered securityholders' list.

3.8 Largest registered securityholders

Common Shares, as at July 8, 2004::

Name and address of securityholder	Beneficial owner(s) *(if not known, state here)*	Number of securities held in escrow	Total number of securities held	Percentage of issued securities of this class
CDS Co. 25 The Esplanade Box 1038 Station A Toronto, Ontario M5E 1W5	Not known.	0	29,247,649	97.1
Cede & Co. Box 20 Bowling Green STN New York, NY 10274	Not known.	0	418,331	1.4
Dominic Gammiero 507 65 Port St. Mississauga, Ontario L5G 4V3	Dominic Gammiero c/o Nexfor Inc. One Toronto St. Ste 500 Toronto, Ontario M5C 2W4	0	125,750	0.4
Scotia Investments Ltd, Att Allan Keeping 50 Main St. PO Box 393 Hantsport, Nova Scotia B0P 1P0	Not known.	0	20,021	<0.1
Minas Bain Investment Limited, 50 Main St.. PO Box 393 Hantsport, Nova Scotia B0P 1P0	Not known.	0	10,158	<0.1
Rathlyn Investments Limited 46 Saintfield Ave Don Mills, Ontario M3C 2M6	Not known.	0	9,000	<0.1
Mrs. Doris Tregenza, 914 Browning St North Bay, Ontario P1B 3R2	Mrs. Doris Tregenza, 914 Browning St North Bay, Ontario P1B 3R2	0	8,658	<0.1
Arpeg Investments Limited 260-1575 Georgia St. W Vancouver, British Columbia V6G 2V3	Not known.	0	8,400	<0.1
E & E Hart Holdings Limited 3506-33 Harbour Sq. Toronto, Ontario M5J 2G2	Not known.	0	4,896	<0.1
Mary E B Steacy, 275 Buchan Rd Ottawa Ontario K1M 0W4	Mary E B Steacy, 275 Buchan Rd Ottawa Ontario K1M 0W4	0	4,400	<0.1

3.9 Significant beneficial securityholders

Common Shares, as at July 8, 2004:

Beneficial owner and address	Nominee account (if applicable)	Number of securities	Percentage of issued securities of this class
Brascan Corporation P.O. Box 762, Suite 300 BCE Place, 181 Bay Street Toronto, Ontario M5J 2T3	Brascan Corporation P.O. Box 762, Suite 300 BCE Place, 181 Bay Street Toronto, Ontario M5J 2T3	12,760,976[6]	42.4%

3.10 Securities not freely tradable

Not applicable.

3.11 Securityholders with a 10% interest in pooled or escrowed securities

Not applicable.

[6] The number of securities are based on the System for Electronic Disclosure by Insiders for Brascan Corporation.

4.0 Holdings and Activities

4.1 Subsidiaries
See "Part III – The Arrangement – Effects of the Arrangement" of the Circular for the subsidiaries of Fraser Papers.

4.2 Investments in securities of other companies
Not applicable.

4.3 Properties

Municipality or region	Use of property	Owned or leased
Toronto, Ont.	Corporate Office	Lease
Stamford, CT	Corporate Office	Lease
Madawaska, Maine	Plant site and Sales Office	Owned
Masardis, Maine	Plant site	Owned
Edmundston, New Brunswick	Plant site	Owned
Berlin, NH	Plant site	Owned
Gorham, NH	Plant site	Owned
Park Falls, Wisconsin	Plant site	Owned
West Chicago, IL	Warehouse and Sales Office	Leased
Thurso, Quebec	Plant site	Owned
Ashland, ME	Plant site	Owned
Plaster Rock, New Brunswick	Plant site	Owned
Juniper, New Brunswick	Plant Site	Owned
Edmundston, New Brunswick	Field Office	Owned
Ashland, ME	Field Office	Owned

4.4 Research and development companies
Not applicable.

4.5 Mining and oil and gas companies: Properties

4.5.1 All mineral properties
Not applicable.

4.5.2 Significant mineral properties
Not applicable.

4.5.3. Oil and gas properties and assets
Not applicable.

5.0 Trading information

5.1 Transfer and registration

5.1.1 Name of transfer agent(s) and registrar(s)
The transfer agent and registrar for Fraser Papers is CIBC Mellon Trust Company at its principal offices located in Toronto, Ontario.

5.1.2 Disclose any transfer fees other than taxes
There are no transfer fees.

5.2 Denial of or unsuccessful application to the TSX or other markets

Not applicable.

5.3 Trading history

Not applicable.

6.0 Legal considerations

Fraser Paper and its properties and holdings are not subject to any legal or other actions, current or pending, which may materially affect its operating results, financial position or property ownership.

7.0 Material contracts

The only material contract is the Arrangement Agreement, see "Exhibit E – Arrangement Agreement" of the Circular.

8.0 Other material facts

Not applicable.

9.0 Sponsorship

Not applicable.

10.0 Certificate of Applicant

After having received approval from its Board of Directors,

Applicant's legal name

Fraser Papers Inc.

applies to list the securities designated in this application on the Toronto Stock Exchange.

ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes the information contained in Sections 2.0 and 3.0 of this Application. The Applicant hereby acknowledges and agrees that it has obtained the express written consent of each individual to (A) the disclosure of Personal Information by Applicant to TSX (as defined in Exhibit 1) pursuant to this Application; and (B) the collection, use and disclosure of Personal Information by TSX for the purposes described on Exhibit 1 to this Application or as otherwise identified by TSX, from time to time.

AUTHORIZATION AND CONSENT:

THE APPLICANT HEREBY AUTHORIZES AND CONSENTS TO THE COLLECTION BY ANY OF TORONTO STOCK EXCHANGE, A DIVISION OF TSX INC., TSX VENTURE EXCHANGE INC. AND THEIR SUBSIDIARIES, AFFILIATES, REGULATORS AND AGENTS OF ANY INFORMATION WHATSOEVER (WHICH MAY INCLUDE PERSONAL, CREDIT, OR OTHER INFORMATION) FROM ANY SOURCE, INCLUDING WITHOUT LIMITATION FROM AN INVESTIGATIVE AGENCY OR A RETAIL CREDIT AGENCY, AS PERMITTED BY LAW IN ANY JURISDICTION IN CANADA OR ELSEWHERE. THE APPLICANT ACKNOWLEDGES AND AGREES THAT SUCH INFORMATION MAY BE SHARED WITH AND RETAINED BY TORONTO STOCK EXCHANGE, A DIVISION OF TSX INC., TSX VENTURE EXCHANGE INC. AND THEIR SUBSIDIARIES, AFFILIATES, REGULATORS AND AGENTS INDEFINITELY.

The two officers signing below certify that all of the information in this application and the supporting documentation is accurate as of the date this application is signed.

Date

August 3, 2004

Signature of authorized signing officer	Print Name
[signature]	Dominic Gammiero

Position with Applicant

President and Chief Executive Officer

Signature of authorized signing officer	Print Name
[signature]	Glen McMillan

Position with Applicant

Chief Administrative Officer

EXHIBIT 1: Acknowledgement - Personal Information

TSX Inc. and its affiliates, authorized agents, subsidiaries and divisions, including the Toronto Stock Exchange (collectively referred to as "TSX") collect Personal Information in the Listing Application and in other forms that are submitted by the individual and/or by Applicant and use it for the following purpose:

- to conduct background checks,
- to verify the Personal Information that has been provided about each individual,
- to consider the suitability of the individual to act as an officer, director, insider, promoter, investor relations provider or, as applicable, an employee or consultant, of the Applicant,
- to consider the eligibility of the Applicant to list on the Toronto Stock Exchange,
- to detect and prevent fraud,
- to conduct enforcement proceedings, and
- to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Toronto Stock Exchange, securities legislation and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada.

As part of this process, TSX also collects additional Personal Information from other sources, including but not limited to, securities regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, regulations services providers and each of their subsidiaries, affiliates, regulators and authorized agents, to ensure that the purposes set out above can be accomplished.

The Personal Information TSX collects may also be disclosed to these agencies and organizations or as otherwise permitted or required by law, and they may use it in their own investigations for the purposes described above.

TSX may from time to time use third parties to process information and/or provide other administrative services. In this regard, TSX may share the information with such third party service providers.

Statutory declarations by Applicant's officers (1)

Dominion of Canada

Province of Ontario

County of Toronto

In the matter of an application for listing the securities of

Fraser Papers Inc.
on the Toronto Stock Exchange

I, Dominic Gammiero

of the City of Toronto

in the Province of Ontario

Do solemnly declare that

1. I am the President and Chief Executive Officer of Fraser Papers Inc.
State Office Name of Applicant
the applicant issuer and as such have knowledge of the facts herein deposed to.

2. All of the information contained in the listing application hereto attached and in the documents filed in connection therewith is true and correct to the best of my knowledge, information and belief.

3. The list of securityholders filed in connection with this application is a true and correct list and the securityholders whose names appear thereon (except the registered holders of street certificates) are all bona fide securityholders beneficially entitled to the number of securities set opposite their respective names, to the best of my knowledge, information, and belief.

And I make this solemn declaration conscientiously believing it to be true and knowing that it is of the same force and effect as if made under oath and by virtue of the Canada *Evidence Act.*

Signature of Declarant

Declared before
me at the City of Toronto

in the Province of Ontario

this 3rd day of August in the year of 2004

\ Commissioner, etc.

A Notary Public, etc. Arthur Einav

Notary's Seal

Note: 1.This application must include statutory declarations or affidavits of the President and Secretary of the Applicant, or, if either be not available, then of another competent officer.
2.If the declarations are made outside the Province of Ontario they must be made before a Notary Public.
3.If the declarations are made outside of Canada, use corresponding forms.

Statutory declarations by Applicant's officers (2)
Dominion of Canada

Province of Ontario

County of Toronto

In the matter of an application for listing the securities of

Fraser Papers Inc.
on the Toronto Stock Exchange

I, Glen McMillan

of the City of Toronto

in the Province of Ontario

Do solemnly declare that

1. I am the Chief Administrative Officer of Fraser Papers Inc.
State Office Name of Applicant

the applicant issuer and as such have knowledge of the facts herein deposed to.

2. All of the information contained in the listing application hereto attached and in the documents filed in connection therewith is true and correct to the best of my knowledge, information and belief.

3. The list of securityholders filed in connection with this application is a true and correct list and the securityholders whose names appear thereon (except the registered holders of street certificates) are all bona fide securityholders beneficially entitled to the number of securities set opposite their respective names, to the best of my knowledge, information, and belief.

And I make this solemn declaration conscientiously believing it to be true and knowing that it is of the same force and effect as if made under oath and by virtue of the Canada *Evidence Act*.

Signature of Declarant

Declared before me at the City of Toronto

in the Province of Ontario

this 3rd day of August in the year of 2004

Commissioner, etc.

A Notary Public, etc. Arthur Einav

Notary's Seal

Note: 1.This application must include statutory declarations or affidavits of the President and Secretary of the Applicant, or, if either be not available, then of another competent officer.
2.If the declarations are made outside the Province of Ontario they must be made before a Notary Public.
3.If the declarations are made outside of Canada, use corresponding forms.

SCHEDULE A

Norbord

NORBORD INC.

Attention Business Editors:

Nexfor shareholders approve distribution plan

TORONTO, June 22 /CNW/ - (NF) Nexfor Inc. announced today its shareholders have approved a plan by the Company to distribute its paper and timberlands businesses to its common shareholders.

More than two-thirds of the votes cast at a shareholders' meeting today approved the plan, which will result in the creation of two pure play public companies -- a fine paper producer to be known as Fraser Papers Inc., and Nexfor's panelboard business in North America and Europe, to be known as Norbord Inc.

Under the plan, Nexfor shareholders will receive one Fraser Papers share for every five Nexfor shares they hold. The Toronto Stock Exchange (TSX) has conditionally approved the listing of Fraser Papers common shares under the symbol: FPS. Nexfor will be renamed Norbord and will be listed on the TSX under the symbol: NBD. The two companies will have separate management and Boards of Directors.

The distribution plan was first announced on March 11, 2004. Nexfor said the separation of its assets would enhance shareholder value and allow each company to independently evaluate growth opportunities and organize their capital resources.

Dominic Gammiero, Nexfor's President and CEO since 1999, will become President and CEO of Fraser Papers Inc. J. Barrie Shineton, Executive Vice President, Wood Products will become President and CEO of Norbord Inc.

Subject to court approval and written approval from the Canadian Revenue Agency, the transaction is expected to take effect on June 30, 2004. Shares in both Fraser Papers and Norbord began trading on an if, as and when-issued basis today, and will begin trading on a regular settlement basis on or around July 5, 2004.

%SEDAR: 00003996EF

For further information: Charles Gordon, Vice President, Corporate Affairs, (416) 643-8836, gordonc@nexfor.com

NORBORD INC. - Renseignements sur cet organisme

Communiqués de presse (77) | Demande de rapport annuel | Diffusion sur le Web | Résultats financiers

Cours et tableaux

NBD.(TSX)

SCHEDULE A

Court File No. 04-CL-5405

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

THE HONOURABLE MR.	)	**MONDAY, THE 28TH**
JUSTICE CUMMING	)	
	)	**DAY OF JUNE, 2004**

IN THE MATTER OF AN APPLICATION BY NEXFOR INC. relating to a proposed arrangement involving Nexfor Inc., a corporation governed by the *Canada Business Corporations Act*, Fraser Papers Inc. (Canada), a corporation governed by the *Canada Corporations Act*, Fraser Papers Inc., a corporation governed by the laws of the State of Delaware, and 4229401 Canada Inc., a corporation governed by the *Canada Business Corporations Act*.

APPLICATION UNDER section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended (the "CBCA") and Rules 14.05 (2) and 14.05 (3) (f) of the Rules of Civil Procedure.

ORDER

THIS APPLICATION, made by Nexfor Inc. (("Nexfor"), for an Order approving the Plan of Arrangement as set out in the Notice of Application herein, as amended and as attached as Schedule "A" to this Order (the "Plan of Arrangement"), was heard this 28th day of June, 2004.

ON READING the Notice of Application, Affidavit of Glenn McMillan, sworn April 28, 2004, the Affidavit of Robert Lohene, sworn June 23, 2004, and the Supplementary Affidavit of Glenn McMillan, sworn June 23, 2004, and the Exhibits thereto.

UPON BEING ADVISED that (i) a special meeting of the registered holders of common shares in Nexfor ("Nexfor Common Shares"), the holders of options exerciseable for convertible into exchangeable for Nexfor Common Shares ("Nexfor Options") and the registered holders of Nexfor Class A preferred shares series 1 ("Nexfor Preferred Shares")

(the holders of Nexfor Common Shares, Nexfor Options, and Nexfor Preferred Shares hereinafter referred to as "Nexfor Securityholders") was called, held and conducted in accordance with the terms of the Order dated April 30th, 2004 (the "Interim Order") as amended by the Order dated May 11th, 2004 (the "Amended Interim Order"); (ii) the Nexfor Securityholders approved the Plan of Arrangement in accordance with the terms of the Interim Order as amended by the Amended Interim Order; (iii) that the terms and conditions of the Plan of Arrangement are fair and reasonable and upon being advised that the Director under *Canada Business Corporations Act* does not intend to appear or make submissions in connection with the Application.

1. **THIS COURT ORDERS** that the Plan of Arrangement, as amended, attached hereto as Schedule "A" be and the same is hereby approved.

June 28/04 Peter A. Cumming J.

ENTERED AT / INSCRIT À TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO.:

JUN 2 8 2004

PER/PAR:

Schedule 'A'

PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*

ARTICLE 1 — INTERPRETATION

1.01 **Definitions**

In this Plan of Arrangement, other than the Schedules:

"**Arrangement**" means the arrangement under the provisions of section 192 of the CBCA on the terms and conditions set forth in this Plan of Arrangement.

"**Arrangement Agreement**" means the arrangement agreement made as of April 22, 2004 between Nexfor, Fraser Papers Inc. (Canada), Fraser Papers Inc. (US) and Fraser Papers and any amendments made thereto.

"**Butterfly Proportion**" means the fraction A/B where A is the net fair market value of the assets to be transferred by Nexfor to Fraser Papers Subco pursuant to Section 2.01(1)(f) and B is the net fair market value of all property owned by Nexfor immediately before such transfer, determined in each case immediately before such transfer.

"**CBCA**" means the *Canada Business Corporations Act*.

"**Common Shares**" means the voting, equity shares of a corporation that are designated in the articles of the corporation as common shares.

"**Dissent Rights**" means the rights of a Nexfor Shareholder to dissent in respect of the Arrangement pursuant to the procedures set forth in section 190 of the CBCA, the Interim Order and Section 3.01.

"**Dissenting Shareholder**" means a Nexfor Shareholder who exercises its Dissent Rights.

"**Distribution Record Date**" means the fourth Trading Day on the TSX following the Effective Date or such other date as Nexfor may select.

"**DSUs**" means deferred share units credited to the account of a participant under the Deferred Stock Unit Plan for Non-Employee Directors of Nexfor.

"**Effective Date**" means the effective date of the Arrangement, being the date shown on the certificate of arrangement to be issued by the Director under the CBCA giving effect to the Arrangement.

"**Effective Time**" means the earliest moment on the Effective Date.

"**Encumbrances**" means mortgages, charges, pledges, liens, hypothecs, security interests, encumbrances, adverse claims and rights of third parties to acquire or restrict the use of property.

"**Fraser Papers**" means 4229401 Canada Inc., a corporation incorporated under the CBCA in order to facilitate the Arrangement, whose name is changed to Fraser Papers Inc. under Section 2.01(2)(e).

"**Fraser Papers Common Shares**" means the Common Shares that Fraser Papers is authorized to issue.

"**Fraser Papers Convertible Shares**" means the non-voting, convertible, equity shares that Fraser Papers is authorized to issue.

"**Fraser Papers Newco**" means 4229428 Canada Inc., a corporation incorporated under the CBCA in order to facilitate the Arrangement.

"**Fraser Papers Subco**" means 4229410 Canada Inc., a corporation incorporated under the CBCA as a wholly-owned subsidiary of Fraser Papers in order to facilitate the Arrangement.

"**Fraser Papers Subco Note**" has the meaning set out in Section 2.01(1)(h).

"**Listing Time**" means the time, after the Effective Time, when the Nexfor Convertible Shares and Nexfor Common Shares and the Fraser Papers Convertible Shares and Fraser Papers Common Shares are unconditionally listed on the TSX.

"**Nexfor**" means Nexfor Inc., a corporation governed by the CBCA, whose name is changed to Norbord Inc. ("**Norbord**") under Section 2.01(2)(b).

"**Nexfor Common Shares**" means the outstanding Common Shares of Nexfor.

"**Nexfor Common Shareholders**" means the holders of Nexfor Common Shares, excluding any Dissenting Shareholders who held Nexfor Common Shares that are cancelled pursuant to Section 3.01(2)(a).

"**Nexfor Convertible Shares**" means the voting, convertible, equity shares that Nexfor is authorized to issue under Section 2.01(1)(a).

"**Nexfor Non-Voting Shares**" means the non-voting, equity shares that Nexfor is authorized to issue under Section 2.01(1)(a).

"**Nexfor Note**" has the meaning set out in Section 2.01(1)(g).

"**Nexfor Optionholders**" means the holders of Nexfor Stock Options.

"**Nexfor Preferred Shareholders**" means the holders of Nexfor Preferred Shares.

"**Nexfor Preferred Shares**" means the outstanding Class A Preferred Shares, Series 1 of Nexfor.

"**Nexfor Shareholders**" means, collectively, Nexfor Common Shareholders, Nexfor Optionholders and Nexfor Preferred Shareholders.

"**Nexfor Stock Option**" means an outstanding option to acquire a Nexfor Common Share granted by Nexfor pursuant to the Nexfor Stock Option Plan.

"**Nexfor Stock Option Plan**" means the existing Nexfor Stock Option Plan.

"**Plan of Arrangement**" means this plan of arrangement, including its Schedules, as it may be amended in accordance with the terms of the Arrangement Agreement.

"**PUC**" means paid-up capital as defined in subsection 89(1) of the Tax Act.

"**Replacement Stock Option**" means a stock option issued by Nexfor pursuant to the Replacement Stock Option Plan. The exercise price per share of a Replacement Stock Option issued pursuant to Section 2.01(1)(c) in exchange for a Nexfor Stock Option will be the amount (rounded up to the nearest whole cent) determined by applying the formula: A = B – (C – D) where A is the exercise price of the Replacement Stock Option (subject to a minimum of $0.01 per share), B is the original exercise price per share of the Nexfor Stock Option, C is the Trading Price of a Nexfor Common Share before the Effective Date, and D is the Trading Price of a Common Share of Norbord after the Effective Date.

"**Replacement Stock Option Plan**" means the stock option plan adopted by Nexfor to replace the Nexfor Stock Option Plan.

"**Tax Act**" means the *Income Tax Act* (Canada).

"**Trading Day**" means a day, other than a Saturday or a Sunday, when the TSX is open for trading.

"**Trading Price**" means the weighted average trading price of the Nexfor (Norbord) Common Shares on the TSX for 10 Trading Days in relation to a specified date.

"**Transfer Agent**" means CIBC Mellon Trust Company.

"**Transferred Multiple**" means the following fraction: $\frac{A}{1-A}$ where A is the Transferred Proportion.

"**Transferred Proportion**" means the amount determined (expressed as a fraction) by applying the formula: A x C/B where A is the Butterfly Proportion, B is the fair market value of all the Nexfor Convertible Shares and Nexfor Non-Voting Shares issued and outstanding immediately before the transfer of assets by Nexfor to Fraser Papers Subco pursuant to Section 2.01(1)(f) and C is the fair market value of all shares of all classes of Nexfor issued and outstanding immediately before such transfer, determined in each case immediately before such transfer.

"**TSX**" means the Toronto Stock Exchange.

1.02 <u>Construction</u>

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a) the division of this Plan of Arrangement into Articles and Sections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b) the words "hereunder", "hereof" and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or Schedule and references to "Articles", "Sections, and "Schedules" are to Articles and Sections of and Schedules to this Plan of Arrangement;

(c) words importing the singular include the plural and *vice versa*, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures, governmental authorities and other entities;

(d) the word "including" means "including without limiting the generality of the foregoing"; and

(e) a reference to any statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation made thereunder.

1.03 <u>Schedules</u>

The following are the Schedules to this Plan of Arrangement:

Schedule A — Share Conditions attaching to Nexfor Convertible Shares and Nexfor Non-Voting Shares

Schedule B — Terms of Amalgamation of Fraser Papers

Schedule C — By-law No. 1 of Fraser Papers

ARTICLE 2 — THE ARRANGEMENT

2.01 <u>The Arrangement</u>

(1) Commencing at the Effective Time, the events and transactions set out in Sections 2.01(1)(a) to (j) will occur and be deemed to occur in the order set out below or as otherwise provided below, without any further act or formality, and with each event or transaction occurring and being deemed to occur immediately after the occurrence of the immediately preceding event or transaction or as otherwise provided below.

Amendment of Articles of Nexfor

(a) The articles of Nexfor will be amended to create and authorize the issuance of (in addition to the shares that it is authorized to issue immediately before this amendment):

(i) an unlimited number of Nexfor Convertible Shares; and

(ii) an unlimited number of Nexfor Non-Voting Shares

and to provide that the rights, privileges, restrictions and conditions attaching to each class of shares are as set out in Schedule A.

Exchange of Nexfor Common Shares

(b) Each Nexfor Common Shareholder will transfer to Nexfor, with good and marketable title free from Encumbrances, all its Nexfor Common Shares. As the sole consideration for each Nexfor Common Share so transferred, Nexfor will issue to that former Nexfor Common Shareholder 1 Nexfor Convertible Share and a fraction of a Nexfor Non-Voting Share equal to the Transferred Multiple. The Nexfor Non-Voting Shares so issued will be listed on the TSX upon issuance but will not be posted for trading. In connection with this exchange:

(i) no election under section 85 of the Tax Act will be filed;

(ii) a portion of the amount in the stated capital account maintained by Nexfor for the Nexfor Common Shares equal to the product of multiplying A x B where A is (1-Transferred Proportion) and B is the PUC of the Nexfor Common Shares (excluding any Nexfor Common Shares held by Dissenting Shareholders) so exchanged immediately before the exchange will be deducted from that account and added to the stated capital account maintained by Nexfor for the Nexfor Convertible Shares and a portion of the amount in the stated capital account maintained by Nexfor for the Nexfor Common Shares equal to the product of multiplying A x B where A is the Transferred Proportion and B is the PUC of the Nexfor Common Shares (excluding any Nexfor Common Shares held by Dissenting

Shareholders) so exchanged immediately before the exchange will be deducted from that account and added to the stated capital account maintained by Nexfor for the Nexfor Non-Voting Shares; and

(iii) the Nexfor Common Shares so exchanged will be cancelled.

Issue of Replacement Stock Options

(c) Concurrently with the transfers under Section 2.01(1)(b), each holder of a Nexfor Stock Option will transfer his or her Nexfor Stock Options to Nexfor in consideration for the issuance by Nexfor to the transferor of the same number of Replacement Stock Options. All the Nexfor Stock Options will be cancelled, provided that no Replacement Stock Option may be exercisable until after the Arrangement has been effected.

Adjustment of DSUs

(d) Concurrently with the transfers under Section 2.01(1)(b), the number of DSUs credited to the account of a participant under the Deferred Stock Unit Plan for Non-Employee Directors will be adjusted by applying the formula: A = B x C/D where A is the number of DSUs credited to an account after the Effective Time, B is the number of DSUs credited to the same account prior to the Effective Time, C is the Trading Price of a Nexfor Common Share before the Effective Date and D is the Trading Price of a Nexfor Common Share after the Effective Date.

Exchange of Nexfor Non-Voting Shares

(e) Each holder of Nexfor Non-Voting Shares will transfer to Fraser Papers, with good and marketable title free from Encumbrances, all such Nexfor Non-Voting Shares. As the sole consideration for each Nexfor Non-Voting Share so transferred, Fraser Papers will issue to that holder 1 Fraser Papers Convertible Share for each Transferred Multiple of a Nexfor Non-Voting Share. In connection with this exchange, Fraser Papers will add to the stated capital account maintained by Fraser Papers for the Fraser Papers Convertible Shares an amount equal to the PUC of the Nexfor Non-Voting Shares for which the Fraser Papers Convertible Shares were issued.

Transfer by Nexfor of Common Shares of Fraser Papers Newco to Fraser Papers Subco

(f) Nexfor will transfer all the outstanding Common Shares of Fraser Papers Newco to Fraser Papers Subco. As the sole consideration for this transfer, Fraser Papers Subco will issue to Nexfor 100,000,000 of its Common Shares. In addition, Fraser Papers Subco will agree to jointly elect with Nexfor to have the provisions of subsection 85(1) of the Tax Act and the corresponding provisions of any applicable provincial and territorial legislation apply to this transfer with the agreed amount in the election being equal to the lesser of the cost amount (as defined in subsection 248(1) of the Tax Act and the corresponding provisions of any applicable provincial and territorial legislation) to Nexfor of the Common Shares of Fraser Papers Newco transferred to Fraser Papers Subco and the fair market value of such Common Shares of Fraser Papers Newco. Fraser Papers Subco will add to the stated capital account maintained by it for its Common Shares an amount equal to the agreed amount in its election under subsection 85(1) of the Tax Act in respect of the transfer to it of the Common Shares of Fraser Papers Newco.

Nexfor Purchase of Nexfor Non-Voting Shares

(g) Nexfor will purchase for cancellation all the Nexfor Non-Voting Shares held by Fraser Papers and will issue to Fraser Papers, as the sole consideration therefor, a demand promissory note (the "Nexfor Note") in a principal amount equal to the aggregate fair market value of such Nexfor Non-Voting Shares and without interest. Fraser Papers will accept the Nexfor Note in full and absolute payment, satisfaction and discharge of the purchase price of such Nexfor Non-Voting Shares, with the risk of the Nexfor Note being dishonoured.

Fraser Papers Subco Purchase of its Common Shares

(h) Fraser Papers Subco will purchase for cancellation all the Common Shares of Fraser Papers Subco held by Nexfor and will issue to Nexfor, as the sole consideration therefor, a demand promissory note (the "Fraser

Papers Subco Note") in a principal amount equal to the aggregate fair market value of such Common Shares and without interest. Nexfor will accept the Fraser Papers Subco Note in full and absolute payment, satisfaction and discharge of the purchase price of such Common Shares of Fraser Papers Subco, with the risk of the Fraser Papers Subco Note being dishonoured.

Winding up of Fraser Papers Subco

(i) Fraser Papers Subco will commence winding up in accordance with subsection 88(1) of the Tax Act and section 210 of the CBCA and, in connection with the winding up, will transfer and assign all its property to Fraser Papers, including all of Fraser Papers Subco's right, title and interest in and to the Common Shares of Fraser Papers Newco, and all the liabilities of Fraser Papers Subco, including the liability of Fraser Papers Subco under the Fraser Papers Subco Note, will be assumed by Fraser Papers. Fraser Papers will have a power of attorney coupled with an interest to do all acts as may be desirable in connection with the winding up including the execution and filing in the name of Fraser Papers Subco of any elections with federal or provincial tax authorities as may be appropriate.

Set Offs

(j) Nexfor will pay the principal amount of the Nexfor Note by transferring to Fraser Papers the Fraser Papers Subco Note, which Note will be accepted by Fraser Papers in full and absolute payment, satisfaction and discharge of Nexfor's obligations under the Nexfor Note. Simultaneously, Fraser Papers will pay the principal amount of the Fraser Papers Subco Note by transferring to Nexfor the Nexfor Note which will be accepted by Nexfor in full and absolute payment, satisfaction and discharge of Fraser Papers' obligations under the Fraser Papers Subco Note. Both the Fraser Papers Subco Note and the Nexfor Note will be cancelled.

(2) Commencing at the Listing Time, the events and transactions set out in Sections 2.01(2)(a) to (e) will occur and be deemed to occur in the order set out below, without any further act or formality, and with each event or transaction occurring and being deemed to occur immediately after the occurrence of the immediately preceding event or transaction.

Conversion of Nexfor Convertible Shares

(a) The Nexfor Convertible Shares will be converted into issued Common Shares of Nexfor on a one-for-one basis and the amount in the stated capital account maintained by Nexfor for the Nexfor Convertible Shares will be deducted from that account and added to the stated capital account maintained by Nexfor for its Common Shares.

Amendment and Restatement of Articles of Nexfor

(b) The articles of Nexfor will be amended to remove the Nexfor Convertible Shares and Nexfor Non-Voting Shares from the authorized capital of Nexfor. The name of Nexfor will be changed to Norbord Inc. The articles of Norbord will then be restated and the restated articles of Norbord will be filed with the Director under the CBCA pursuant to section 180 thereof.

Conversion of Fraser Papers Convertible Shares

(c) The Fraser Papers Convertible Shares will be converted into Fraser Papers Common Shares on a five-for-one basis and the amount in the stated capital account maintained by Fraser Papers for the Fraser Papers Convertible Shares will be deducted from that account and added to the stated capital account maintained by Fraser Papers for the Fraser Papers Common Shares.

Amalgamation of Fraser Papers and Fraser Papers Newco

(d) Fraser Papers and Fraser Papers Newco (hereinafter sometimes referred to in this Section 2.01(2)(d) as "predecessor corporations") will be amalgamated on the terms set out in Schedule B as if the amalgamation were carried out pursuant to subsection 184(1) of the CBCA in such manner that, on and by virtue of the amalgamation:

   (i) all the property (except any amounts receivable from any predecessor corporation or shares of any predecessor corporation) of the predecessor corporations held immediately before the amalgamation will become the property of Fraser Papers;

(ii) all the liabilities and obligations (except any amount payable to any predecessor corporation) of the predecessor corporations immediately before the amalgamation will become liabilities and obligations of Fraser Papers;

(iii) all the shares of Fraser Papers Newco will be cancelled without any repayment of capital;

(iv) the articles of the amalgamated corporation will be same as the articles of Fraser Papers; and

(v) no securities will be issued by Fraser Papers in connection with the amalgamation and the stated capital of the amalgamated corporation will be the same as the stated capital of Fraser Papers.

Amendment and Restatement of Articles of Fraser Papers

(e) The articles of Fraser Papers will be amended to remove all the Fraser Papers Convertible Shares from the authorized capital of Fraser Papers. The name of Fraser Papers will be changed to Fraser Papers Inc. and the articles will provide that its French form of name is Papiers Fraser Inc. The articles of Fraser Papers will then be restated and the restated articles of Fraser Papers will be filed with the Director under the CBCA pursuant to section 180 thereof. By-law No. 1 of Fraser Papers, as set out in Schedule C, will be confirmed by its shareholders.

ARTICLE 3 — RIGHTS OF DISSENT

3.01 **Rights of Dissent**

(1) Nexfor Shareholders may exercise Dissent Rights in connection with the Arrangement pursuant to and in the manner set out in section 190 of the CBCA as modified by the Interim Order and this Section 3.01.

(2) Dissenting Shareholders who:

(a) are ultimately entitled to be paid fair value for their Nexfor Common Shares, Nexfor Stock Options or Nexfor Preferred Shares will be deemed to have transferred such shares or options to Nexfor and these shares and options will be cancelled immediately prior to the Effective Time; or

(b) are ultimately not entitled to be paid fair value for their shares or options will be deemed to have participated in the Arrangement on the same basis as, (i) in the case of a Nexfor Common Shareholder, any non-dissenting holder of Nexfor Common Shares, (ii) in the case of a Nexfor Optionholder, any non-dissenting holder of Nexfor Stock Options or (iii) in the case of a Nexfor Preferred Shareholder, any non-dissenting holder of Nexfor Preferred Shares, in each case as at and from the Effective Time and will be treated in the same manner as such a holder, on the basis set out in this Plan of Arrangement.

ARTICLE 4 — CERTIFICATES

4.01 **Entitlement to Share Certificates**

(1) From and after the Effective Date, certificates that prior to the Effective Date represented Nexfor Common Shares will represent the same number of Common Shares of Norbord after the Effective Date and accordingly no new certificates representing such shares will be issued.

(2) Certificates representing Fraser Papers Common Shares will be mailed as soon as practicable to those persons whose names appear on the register of holders of Nexfor Common Shares at the close of business (Toronto time) on the Distribution Record Date.

(3) No certificates will be issued for shares that are issued and subsequently cancelled or converted under this Plan of Arrangement.

4.02 **Fractional Shares**

No certificates or scrip representing fractional interests of less than one whole share in Fraser Papers will be issued (after conversion of the Fraser Papers Convertible Shares). Instead any fractional interests to which former Nexfor Common Shareholders would otherwise be entitled will be summed and the total will be rounded up to the nearest whole number and issued to the Transfer Agent. The Transfer Agent will sell them on the TSX and divide the proceeds (other than cash representing the rounded up amount, which will be paid to Fraser Papers) among the persons otherwise entitled to fractions by forwarding cheques representing their proportional interests in the proceeds to such persons.

SCHEDULE A

NEXFOR NEW SHARE CONDITIONS

1. The rights, privileges, restrictions and conditions attaching to the Convertible Shares are as follows:

   (a) **Payment of Dividends:** The holders of the Convertible Shares will be entitled to receive dividends if, as and when declared by the board out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. However, the Convertible Shares, the Non-Voting Shares and the Common Shares will participate equally as to dividends and all dividends which the board may at any time determine to declare and pay on the Convertible Shares, the Non-Voting Shares and the Common Shares will be declared and paid in equal or equivalent amounts per share on all the Convertible Shares, Non-Voting Shares and Common Shares at the time outstanding without preference or distinction.

   (b) **Participation upon Liquidation, Dissolution or Winding Up:** In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Convertible Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of Common Shares, be entitled to participate rateably with the Non-Voting Shares and Common Shares in any distribution of the assets of the Corporation.

   (c) **Conversion Privilege:** Each issued Convertible Share may at any time be converted, at the option of the holder, into 1 Common Share. All Common Shares resulting from any conversion of issued Convertible Shares into Common Shares will be deemed to be fully paid and non-assessable.

   (d) **Voting Rights:** The holders of the Convertible Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to 1 vote in respect of each Convertible Share held at all such meetings.

2. The rights, privileges, restrictions and conditions attaching to the Non-Voting Shares are as follows:

   (a) **Payment of Dividends:** The holders of the Non-Voting Shares will be entitled to receive dividends if, as and when declared by the board out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. However, the Non-Voting Shares and the Common shares will participate equally as to dividends and all dividends which the board may at any time determine to declare and pay on the Non-Voting Shares and Common Shares will be declared and paid in equal or equivalent amounts per share on all the Non-Voting Shares and Common Shares at the time outstanding without preference or distinction.

   (b) **Participation upon Liquidation, Dissolution or Winding Up:** In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Non-Voting Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Non-Voting Shares, be entitled to participate rateably with the Common Shares in any distribution of the assets of the Corporation.

   (c) **Voting Rights:** The holders of the Non-Voting Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

SCHEDULE B

1 – Name of the Amalgamated Corporation / Dénomination sociale de la société issue de la fusion

4229401 Canada Inc.

2 – The province or territory in Canada where the registered office is to be situated / La province ou le territoire au Canada où se situera le siège social

Ontario

3 – The classes and any maximum number of shares that the corporation is authorized to issue / Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

The annexed Schedule 1 is incorporated in this form.

4 – Restrictions, if any, on share transfers / Restrictions sur le transfert des actions, s'il y a lieu

There are no restrictions.

5 – Number (or minimum and maximum number) of directors / Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum : 6, Maximum : 15

6 – Restrictions, if any, on business the corporation may carry on / Limites imposées à l'activité commerciale de la société, s'il y a lieu

There are no restrictions.

7 – Other provisions, if any / Autres dispositions, s'il y a lieu

The number of directors within the minimum and maximum number set out in paragraph 5 may be determined from time to time by resolution of the board of directors. Any vacancy among the directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors.

8 – The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows: / La fusion a été approuvée en accord avec l'article ou le paragraphe de la Loi indiqué ci-après

☐ 183

☐ 184(1)

☐ 184(2)

9 – Name of the amalgamating corporations / Dénomination sociale des sociétés fusionnantes	Corporation No. / N° de la société	Signature	Date	Title / Titre	Tel. No. / N° de tél.
4229401 Canada Inc.	422940-1				
4229428 Canada Inc.	422942-8				

FOR DEPARTMENTAL USE ONLY / À L'USAGE DU MINISTÈRE SEULEMENT

IC 3190 (2003/06)

Canada

SCHEDULE 1

The Corporation is authorized to issue an unlimited number of Class A Preferred Shares, an unlimited number of Class B Preferred Shares, an unlimited number of Non-Voting Participating Shares, an unlimited number of Convertible Shares and an unlimited number of Common Shares.

1. The rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares are as follows:

   (a) **Series:** The Class A Preferred Shares may at any time or from to time be issued in one or more series. Subject to the following provisions, the board of directors of the Corporation (the "board") may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Class A Preferred Shares.

   (b) **Idem:** The Class A Preferred Shares will be entitled to priority over the Class B Preferred Shares, the Non-Voting Participating Shares, the Convertible Shares and the Common Shares and all other shares ranking junior to the Class A Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

   (c) **Voting Rights:** Except as may otherwise be provided in the rights, privileges, restrictions and conditions attaching to any series of Class A Preferred Shares, the holders of the Class A Preferred Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

2. The rights, privileges, restrictions and conditions attaching to the Class B Preferred Shares are as follows:

   (a) **Series:** The Class B Preferred Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Class B Preferred Shares.

   (b) **Idem:** The Class B Preferred Shares will be entitled to priority over the Non-Voting Participating Shares, the Convertible Shares and the Common Shares and all other shares ranking junior to the Class B Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

   (c) **Voting Rights:** Except as may otherwise be provided in the rights, privileges, restrictions and conditions attaching to any series of Class B Preferred Shares, the holders of the Class B Preferred Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

3. The rights, privileges, restrictions and conditions attaching to the Non-Voting Participating Shares are as follows:

   (a) **Series:** The Non-Voting Participating Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Non-Voting Participating Shares.

   (b) **Payment of Dividends:** In addition to any rights to preferential dividends as may be provided for in the rights, privileges, restrictions and conditions attaching to any series of Non-Voting Participating Shares, the holders of the Non-Voting Participating Shares will be entitled to receive dividends if, as and when declared by the board out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. However, the Non-Voting Participating Shares, the Convertible Shares and the Common Shares will, subject to any rights to preferential dividends hereinbefore referred to, participate equally as to dividends and, subject to any such rights, all dividends which the board may at any time determine to declare and pay on the Non-Voting Participating Shares, the Convertible Shares and the Common Shares will be declared and paid in equal or equivalent amounts per share on all of the Non-Voting Participating Shares, Convertible Shares and Common Shares at the time outstanding without preference or distinction.

   (c) **Participation upon Liquidation, dissolution or Winding Up:** In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Non-Voting Participating Shares will, in addition to any rights to priority in the distribution of assets of the Corporation as may be provided for in the rights, privileges, restrictions and conditions attaching to any series of Non-Voting Participating Shares but subject

to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Non-Voting Participating Shares, be entitled to participate rateably with the holders of the Convertible Shares and the Common Shares in any distribution of the assets of the Corporation.

(d) **Voting Rights:** The holders of the Non-Voting Participating Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

(e) **Subdivision, Consolidation, Reclassification or Other Change:** None of the Non-Voting Participating Shares, Convertible Shares or Common Shares will be subdivided, consolidated or otherwise changed unless contemporaneously therewith the other said class of shares is subdivided, consolidated or otherwise changed in the same proportion and in the same manner.

4. The rights, privilege, restrictions and conditions attaching to the Convertible Shares are as follows:

(a) **Payment of Dividends:** The holders of the Convertible Shares will be entitled to receive dividends if, as and when declared by the board out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. However, the Convertible Shares and the Common Shares will participate equally as to dividends and all dividends which the board may at any time determine to declare and pay on the Convertible Shares and the Common Shares will be declared and paid in equal or equivalent amounts per share on all of the Convertible Shares and Common Shares at the time outstanding without preference or distinction.

(b) **Participation upon Liquidation, Dissolution or Winding Up:** In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Convertible Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Convertible Shares, be entitled to participate rateably with the Common Shares in any distribution of the assets of the Corporation.

(c) **Conversion Privilege:** Each issued Convertible Share may at any time be converted, at the option of the holder, into one-fifth of a Common Share. All Common Shares resulting from any conversion of issued Convertible Shares into Common Shares will be deemed to be fully paid and non-assessable.

(d) **Voting Rights:** The holders of the Convertible Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote any such meeting.

5. The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a) **Payment of Dividends:** The holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b) **Participation upon Liquidation, Dissolution or Winding Up:** In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

(c) **Voting Rights:** The holders of the Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to 1 vote in respect of each Common Share held at all such meetings.

SCHEDULE C

BY-LAW NO. 1

A by-law relating generally to
the transaction of the business
and affairs of
FRASER PAPERS INC.

DIRECTORS

1. **Calling of and notice of meetings** Meetings of the board will be held on such day and at such time and place as the Chair of the Board or the President of the Corporation or any two directors may determine. Notice of meetings of the board will be given to each director not less than 48 hours before the time when the meeting is to be held. Each newly elected board may without notice hold its first meeting for the purposes of organization and the appointment of officers immediately following the meeting of shareholders at which such board was elected.

2. **Votes to govern** At all meetings of the board every question will be decided by a majority of the votes cast on the question; and in case of an equality of votes the chair of the meeting will be entitled to a second or casting vote.

3. **Interest of directors and officers generally in contracts** No director or officer will be disqualified by his or her office from contracting with the Corporation nor will any contract or arrangement entered into by or on behalf of the Corporation with any director or officer or in which any director or officer is in any way interested be liable to be voided nor will any director or officer so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established provided that, in each case, the director or officer has complied with the provisions of the *Canada Business Corporations Act*.

SHAREHOLDERS' MEETINGS

4. **Quorum** At any meeting of shareholders a quorum will be 2 persons present in person or by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting and each entitled to vote at the meeting.

5. **Meetings by telephonic or electronic means** A meeting of the shareholders may be held by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

6. **Postponement or cancellation of meetings** A meeting of shareholders may be postponed or cancelled by the board at any time prior to the date of the meeting.

7. **Procedures at meetings** The board may determine the procedures to be followed at any meeting of shareholders including, without limitation, the rules of order. Subject to the foregoing, the chair of a meeting may determine the procedures of the meeting in all respects.

INDEMNIFICATION

8. **Indemnification of directors and officers** The Corporation will indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or in a similar capacity, of another entity, and his or her heirs and legal representatives to the extent permitted by the *Canada Business Corporations Act*.

9. **Indemnity of others** Except as otherwise required by the *Canada Business Corporations Act* and subject to paragraph 8, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as an employee, agent of or participant in another entity against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the

best interests of the other entity for which he or she served at the Corporation's request and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction will not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation or other entity and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his or her conduct was lawful.

10. **Right of indemnity not exclusive** The provisions for indemnification contained in the by-laws of the Corporation will not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his or her official capacity and as to action in another capacity, and will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of that person's heirs and legal representatives.

11. **No liability of directors or officers for certain matters** To the extent permitted by law, no director or officer for the time being of the Corporation will be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation will be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or body corporate with whom or which any moneys, securities or other assets belonging to the Corporation will be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same will happen by or through his or her failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Corporation is employed by or performs services for the Corporation otherwise than as a director or officer or is a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact that the person is a director or officer of the Corporation will not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

BANKING ARRANGEMENTS, CONTRACTS, ETC.

12. **Banking arrangements** The banking business of the Corporation, or any part thereof, will be transacted with such banks, trust companies or other financial institutions as the board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, will be transacted on the Corporation's behalf by one or more officers or other persons as the board may designate, direct or authorize from time to time.

13. **Execution of instruments** Contracts, documents or instruments in writing requiring execution by the Corporation will be signed by hand by any two officers of the Corporation (whether under the corporate seal of the Corporation, if any, or otherwise) and all contracts, documents or instruments in writing so signed will be binding upon the Corporation without any further authorization or formality. The board is authorized from time to time by resolution

(a) to appoint any officer or any other person on behalf of the Corporation to sign by hand (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver either contracts, documents or instruments in writing generally or to sign either by hand or by facsimile or mechanical signature or otherwise (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver specific contracts, documents or instruments in writing, and

(b) to delegate to any two officers of the Corporation the powers to designate, direct or authorize from time to time in writing one or more officers or other persons on the Corporation's behalf to sign either by hand or by facsimile or mechanical signature or otherwise (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver contracts, documents or instruments in writing of such type and on such terms and conditions as such two officers see fit.

Contracts, documents or instruments in writing that are to be signed by hand may be signed electronically. The term "contracts, documents or instruments in writing" as used in this by-law includes without limitation deeds, mortgages, charges, conveyances, powers of attorney, transfers and assignments of property of all kinds (including specifically but without limitation transfers and assignments of shares, warrants, bonds, debentures or other securities), proxies for shares or other securities and all paper writings.

MISCELLANEOUS

14. **Invalidity of any provisions of this by-law** The invalidity or unenforceability of any provision of this by-law will not affect the validity or enforceability of the remaining provisions of this by-law.

15. **Omissions and errors** The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any shareholder, director, officer or auditor or any error in any notice not affecting its substance will not invalidate any action taken at any meeting to which the notice related or otherwise founded on the notice.

INTERPRETATION

16. **Interpretation** In this by-law and all other by-laws of the Corporation words importing the singular number only include the plural and vice versa; words importing any gender include all genders; words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and governmental authorities; "board" means the board of directors of the Corporation; "*Canada Business Corporations Act*" means *Canada Business Corporations Act*, R.S.C. 1985, c. C-44 as from time to time amended, re-enacted or replaced; terms that are not otherwise defined in this by-law have the meanings attributed to them in the *Canada Business Corporations Act*; and "meeting of shareholders" means an annual meeting of shareholders or a special meeting of shareholders.

BETWEEN:

IN THE MATTER OF AN APPLICATION BY NEXFOR INC. relating to a proposed arrangement involving Nexfor Inc., a corporation governed by the *Canada Business Corporations Act*, Fraser Papers Inc., a corporation governed by the *Canada Corporations Act*, Fraser Papers Inc., a corporation governed by the laws of the State of Delaware, and 4229401 Canada Inc., a corporation governed by the *Canada Business Corporations Act*.

Court File No. 04-CL-5405

ONTARIO
SUPERIOR COURT OF JUSTICE

Proceeding Commenced at Toronto

ORDER

McCarthy Tétrault LLP
Box 48, Suite 4700
Toronto Dominion Bank Tower
Toronto, ON M5K 1E6

Harry Underwood
Tel. (416) 601-7911
Fax (416) 868-0673
Law Society No. LSUC#: 20806C

Gina E. Papageorgiou
Tel. (416) 601-7781
Fax (416) 601-82868-0673
Law Society No. 32408R
Solicitors for Nexfor Inc.
3921560

SCHEDULE A

Norbord

NORBORD INC.

Attention Business Editors:

Nexfor completes distribution of Fraser Papers Inc.

TORONTO, June 30 /CNW/ - Nexfor Inc. today completed the distribution of Fraser Papers Inc. to its shareholders, having received final court and other approvals.

Concurrent with this distribution, Nexfor was renamed Norbord Inc.

As of today, one common share of Nexfor will be equal to one common share of Norbord Inc., and 1/5 of a common share of Fraser Papers Inc.

Shares in Nexfor will cease trading after markets close on July 2, 2004. Common shares of Norbord Inc. and Fraser Papers Inc. have commenced trading on an if, as and when issued basis under the symbols "NBD" and "FPS" on the Toronto Stock Exchange and will begin trading on a regular settlement basis on July 5, 2004.

Nexfor common share certificates will represent common shares in Norbord and no new certificates will be issued. Nexfor common shareholders should retain their certificates in connection with the arrangement.

Certificates representing Fraser Papers common shares, together with cash payment for any fractional share of Fraser Papers, will be mailed to eligible registered common shareholders on or around July 14, 2004.

%SEDAR: 00003996EF

For further information: Charles Gordon, Vice President, Corporate Affairs, (416) 643-8836, gordonc@nexfor.com

SCHEDULE A

FRASER PAPERS INC.
STOCK OPTION PLAN

1. **Purpose**

The purpose of the Plan is to advance the interest of the Corporation and its Subsidiaries by encouraging and enabling officers and employees to acquire a larger share interest in the Corporation.

2. **Definitions**

In this Plan:

"board" means the board of directors of the Corporation.

"Corporation" means Fraser Papers Inc. and any successor corporation.

"Human Resources Committee" means the Human Resources Committee of the board.

"market price" means the simple average of the daily averages of the high and low prices at which a board lot of the Shares traded on the Toronto Stock Exchange on each of the five trading days immediately preceding the date of the grant of an Option.

"Option" means a right to acquire Shares under the Plan.

"Option price" means the market price of a Share on the date of the grant of an Option.

"participant" means a person who has been granted an Option.

"Pension Plan" means the various retirement plans of Fraser Papers Group Companies, as the same may from time to time be amended or replaced.

"Plan" means the Fraser Papers Inc. Stock Option Plan established by resolution of the board on April 21, 2004.

"Shares" means Common Shares of the Corporation.

"Subsidiary" means any corporation designated as such by the board for the purpose of the Plan and may, without limitation, include a corporation that is under the management or control of the Corporation or any Subsidiary and, in the case of the granting of an Option to a person other than an officer or employee of the Corporation, the granting of such Option will for all purposes of the Plan be deemed a designation by the board of the corporation in respect of which the person to whom such Option is granted is an officer or employee as a subsidiary corporation.

"year", with respect to any Option, means the period of 12 months commencing on the date of the granting of the Option or on any anniversary thereof.

Words importing the singular include the plural and *vice versa* and words importing any gender include any other gender.

3. **Grant of Options**

(1) The board may from time to time, in its discretion, grant an Option at the Option price to any officer of the Corporation or a Subsidiary and any other employee of the Corporation or a Subsidiary who, in the opinion of the board, is a key employee of the Corporation or a Subsidiary, upon and subject to the terms and conditions contained herein and as the board may from time to time impose in the option agreement or by regulation.

(2) Notwithstanding the provisions of Section 3(1), no Option will be granted under the Plan unless recommended by a majority of the Human Resources Committee. The recommendations of the Human Resources Committee with respect to Options must be in writing and delivered to the Secretary of the Corporation for transmission to the board.

(3) The terms and conditions of each Option will be contained in a written option agreement in a form approved by the Human Resources Committee and containing such provisions as may be approved by the board consistent with the Plan.

(4) More than one Option may be granted to the same person and each of such Options will be dealt with as a separate Option. The total number of Shares to be granted under Options to any one person under the Plan, together with any Shares under other employee stock option or purchase plans of the Corporation granted to such person, will not exceed 5 % of the outstanding Shares.

(5) An Option may be granted subject to vesting requirements. The vesting requirements will be determined at the time the Option is granted and will be contained in the applicable option agreement.

4. **Eligibility**

No Option will be granted to any person who:

(a) is not an officer or employee of the Corporation or a Subsidiary; or

(b) has reached the age of normal retirement as fixed from time to time in the Pension Plan.

5. **Option Period**

(1) An Option will expire on the first to occur of the following dates:

(a) the date of, and coincident with, termination of employment of the participant with the Corporation or a Subsidiary for cause or as a

result of resignation (but not including termination of employment due to early retirement or retirement under the provisions of the Pension Plan or due to sickness or disability under the provisions of the Pension Plan);

(b) six months after the date of the death of the participant; and

(c) the expiry date of the Option as fixed by the board.

(2) Notwithstanding the provisions of Section 5(1),

(a) no Option may be exercised later than 10 years after the date upon which it was granted; and

(b) subject to the provisions of Section 5(2)(a), the Human Resources Committee has the discretion and authority (i) to amend the exercise terms of any Option granted to any person who has ceased to be an officer or employee of the Corporation or a Subsidiary for any reason including by accelerating the vesting dates or extending the expiry date and (ii) to cancel any Option granted to any such person who is determined by the Human Resources Committee to be engaged in activities that are competitive with those of the Corporation or its Subsidiaries. For greater certainty, no damages will be recoverable by a participant and no compensation will be paid to a participant with respect to any amendment to or cancellation of any Option by the Human Resources Committee.

(3) On the expiry of an Option all rights of a participant thereunder, whether unexercised or not yet exercisable, will automatically expire and be cancelled without any compensation being paid therefor.

6. **Exercise of Options**

(1) Subject to the terms and conditions of each Option, an Option may be exercised in whole or in part by delivery by a participant or the legal representatives of a deceased participant of a written notice of exercise to the Corporation at its principal office in the City of Toronto, Ontario addressed to the attention of the Secretary. The Option will be deemed to be exercised upon the date of delivery of such written notice. The written notice should specify the number of Shares in respect of which the Option is being exercised. If the written notice is delivered by the legal representatives of a deceased participant, it must be accompanied by satisfactory evidence of authority to act.

(2) If an Option is exercised, the written notice referred to in Section 6(1) must be accompanied by a cheque for the aggregate exercise price (i.e., the aggregate Option price) for the Shares in respect of which the Option is being exercised.

(3) An Option may not be exercised in respect of less than 25 Shares at one time except where the remainder totals less than 25.

7. **Issue of Shares**

(1) Shares duly purchased and paid for under the terms of an Option, this Plan and any applicable regulation made hereunder will be conclusively deemed to have been issued as fully paid and non-assessable Shares.

(2) Share certificates will be issued to participants within a reasonable time following receipt of the written notice referred to in Section 6(1) and receipt of a cheque in payment of the full exercise price. A participant to whom Shares are to be issued will not have any rights in respect of such Shares until the share certificates therefor have been issued to the participant.

(3) The obligation of the Corporation to deliver share certificates is subject to all applicable laws, regulations, rules, orders and approvals then in effect and required by regulatory authorities and any stock exchange on which the Shares are listed including any obligation to withhold income or other taxes arising in respect of the grant of Options or their exercise.

8. **Non-assignability**

An Option is not assignable.

9. **Maximum Shares**

The aggregate number of Shares issuable pursuant to the Plan, subject to adjustment pursuant to Section 10, will not exceed 2,750,000 Shares. Shares in respect of which Options are not exercised prior to expiry will be available for subsequent grants of Options under the Plan.

10. **Share Capital Adjustments**

(1) Appropriate adjustments to the number of Shares subject to the Plan, Options granted or to be granted, Shares issuable upon exercise of an Option, and the purchase price will be made by the board to give effect to adjustments in the number of Shares resulting from any subdivision, consolidation or reclassification of the Shares, the payment of stock dividends by the Corporation (other than dividends in the ordinary course) or other relevant changes to the capital stock of the Corporation. The purpose of such adjustments will be to ensure that any participant exercising an Option after such change in the capital stock of the Corporation will be in the same position as such participant would have been in if he or she had exercised the Option prior to such change, except with respect to the receipt of income on the Shares.

(2) In the event of a proposed merger, amalgamation or arrangement of the Corporation with one or more other corporations, the making of a take-over bid (as defined in the Ontario *Securities Act*) for any of the outstanding Shares, the sale or distribution of all or substantially all of the Corporation's assets or a proposed corporate arrangement or reorganization, the board may, in its absolute discretion, determine the manner in which all unexercised Options will be treated, including changing the date upon which any rights under Options vest or expire, and otherwise make provision for the protection of the rights of participants.

11. Administration

(1) The board may from time to time make, amend and repeal such regulations hereunder as it deems expedient for the purpose of carrying out the Plan.

(2) All decisions and interpretations of the board or the Human Resources Committee respecting the Plan or Options granted thereunder will be binding and conclusive on the Corporation and on all participants and their legal representatives and on all persons eligible under the provisions of the Plan to participate therein.

12. Amendment

The board may from time to time, subject to the rules and regulations of the stock exchanges on which the Shares are listed, amend the Plan and Options granted thereunder provided that, subject to the provisions of Section 5(2), no such amendment will prejudice the rights of participants previously granted thereunder.

13. Termination

(1) The board may at any time terminate the Plan without prejudice to the rights of participants previously granted thereunder.

(2) In the event of termination of the Plan the provisions thereof in force at the time of the termination of the Plan insofar as they are applicable to an Option will continue in effect during such time as such Option remains in force.

14. Governing Laws

The Plan and each option agreement will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

SCHEDULE A

MATERIAL CHANGE REPORT

Pursuant to

Section 85(1) of the *Securities Act* (British Columbia)
Section 146(1) of the *Securities Act* (Alberta)
Section 84(1) of the *Securities Act* (Saskatchewan)
Section 75(2) of the *Securities Act* (Ontario)
Section 73 of the *Securities Act* (Quebec)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)

1. Reporting Issuer

Nexfor Inc.
Suite 500
1 Toronto Street
Toronto, Ontario
M5C 2W4

2. Date of Material Change

June 30, 2004

3. Press Release

The press release reporting the material change was issued by Nexfor Inc. on June 30, 2004 in Canada through the Canadian Timely Disclosure Network of Canada NewsWire.

4. Summary of Material Change

Nexfor Inc. completed the distribution of Fraser Papers Inc. to its shareholders, having received final court and other approvals.

5. Full Description of Material Change

Refer to the press release of Nexfor Inc. dated June 30, 2004 which is attached to this report and being filed herewith.

6. Reliance on Section 75(3) of the Act

Not Applicable

7. Omitted Information

Not applicable.

8. Senior Officers

John Tremayne
Executive Vice-President and
Chief Financial Officer
416-643-8850

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

SIGNED this 1st day of July, 2004 at Toronto, Ontario.

NEXFOR INC.

Per: "John Tremayne"
John Tremayne
Executive Vice-President
and Chief Financial Officer

Nexfor

News Release

9:30 a.m. EDT

NEXFOR COMPLETES DISTRIBUTION OF FRASER PAPERS INC.

TORONTO, ON (JUNE 30, 2004): Nexfor Inc. today completed the distribution of Fraser Papers Inc. to its shareholders, having received final court and other approvals.

Concurrent with this distribution, Nexfor was renamed Norbord Inc.

As of today, one common share of Nexfor will be equal to one common share of Norbord Inc., and 1/5 of a common share of Fraser Papers Inc.

Shares in Nexfor will cease trading after markets close on July 2, 2004. Common shares of Norbord Inc. and Fraser Papers Inc. have commenced trading on an if, as and when issued basis under the symbols "NBD" and "FPS" on the Toronto Stock Exchange and will begin trading on a regular settlement basis on July 5, 2004.

Nexfor common share certificates will represent common shares in Norbord and no new certificates will be issued. Nexfor common shareholders should retain their certificates in connection with the arrangement.

Certificates representing Fraser Papers common shares, together with cash payment for any fractional share of Fraser Papers, will be mailed to eligible registered common shareholders on or around July 14, 2004.

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For more information:
Charles Gordon
Vice President, Corporate Affairs
(416) 643-8836
gordonc@nexfor.com

SCHEDULE A

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FraserPapers

FOR: **FRASER PAPERS INC.**

TSX SYMBOL: FPS

JULY 30, 2004 - 06:00 ET

Fraser Papers Releases Selected Financial Information

TORONTO, ONTARIO--(CCNMatthews - July 30, 2004) - Fraser Papers Inc. (TSX:FPS):

(All financial references are in US dollars unless otherwise noted)

Fraser Papers Inc. (TSX: FPS) today released certain unaudited financial information. Fraser Papers' results are included in the consolidated financial results of Norbord Inc. for the second quarter ended June 26, 2004. On a stand-alone basis, Fraser Papers generated earnings before deducting interest, taxes, depreciation and amortization of $10 million during the second quarter, up from nil in the first quarter.

Fraser Papers Inc. was created as a result of the distribution by Nexfor Inc. (now Norbord Inc.) of its paper and timber assets to its shareholders on June 30, 2004.

Fraser Papers will report as a separate public company following the third quarter ending September 25, 2004.

Dominic Gammiero, President and CEO of Fraser Papers Inc., commented: "We are beginning to see positive momentum in our performance. Fraser Papers' debut as a public company is an exciting time. Our balance sheet is strong and our focus is clearly driven by margin improvements and recovering markets in uncoated free sheet paper where we are ideally positioned."

Improving paper markets, higher selling prices for pulp and lumber, and continued cost reductions across Fraser Papers were partly offset by higher fibre and energy costs, relative to the first quarter.

"During the quarter, we started up a new SC-A paper machine at the Fraser managed Katahdin operation, achieved record production at our paper mill in Madawaska, Maine and continued to reduce

costs across all our operations. We will continue to pursue evèry opportunity to reduce costs and rationalize our business," noted Mr. Gammiero.

Detailed historical financial information is available in the Nexfor Inc. Circular dated May 3, 2004 and the Norbord quarterly news release, financial statements and detailed management discussion and analysis (MD&A) dated July 30, 2004. Both of these documents are available at www.sedar.com.

Fraser Papers will hold a conference call for investors on Friday, July 30 at 9:00 a.m. (Eastern). The call will be broadcast live (audio) over the Internet via www.fraserpapers.com and www.ccnmatthews.com. A replay will be available one hour following termination of the call and will be accessible until August 27, 2004 by dialing (416) 695-5800 or 1 (800) 408-3053. The passcode is 3082494. Audio playback will be available on the Fraser Papers website.

/T/

Pro Forma Balance Sheet Information

	As at July 1, 2004 (US$millions)
Current Assets	$ 298
Property, Plant and Equipment	508
Other Assets	24
Total Assets	$ 830
Current Liabilities	$ 115
Long-term Debt	84
Other Liabilities	131
Shareholders Equity	500
Total Liabilities and Shareholders Equity	$ 830
Net Debt (1) to Net Debt + Shareholders Equity	10%

(1) Net Debt is equal to Long-term Debt of $84 million less Cash of $30 million.

Selected Operating Information

	For the Three Months Ended		For the Six Months Ended	
	Jun 26	Jun 25	Jun 26	Jun 25

	2004	2003	2004	2003
	(US$millions)		(US$millions)	
Net Sales	257	216	478	416
Earnings before interest, taxes, depreciation and restructuring charges				
Paper	8	(6)	5	1
Timber	2	-	5	4
Total	10	(6)	10	5
Depreciation	(12)	(11)	(23)	(24)
Earnings before interest, taxes and restructuring charges	(2)	(17)	(13)	(19)

	For the Three Months Ended		For the Six Months Ended	
	Jun 26 2004	Jun 25 2003	Jun 26 2004	Jun 25 2003
Shipments				
Paper (000) tonnes				
Uncoated Freesheet	123	114	238	219
Groundwood Paper	42	43	81	85
Paperboard	14	14	26	27
Tissue	8	7	16	14
Pulp	84	75	153	137
Lumber (MMfbm)	109	107	200	207
Timber (000M3)	338	206	1,151	973

/T/

Historical financial information has been prepared from the divisional records of Nexfor and may not necessarily be indicative of the results of Fraser Papers had it operated as a stand alone entity during those periods.

Fraser Papers is an integrated specialty paper company which produces a broad range of technical and printing & writing papers. The company had sales of $873 million in 2003 and has operations in Quebec, New Brunswick, Maine, Wisconsin and New Hampshire. For more information, visit the Fraser Papers website at www.fraserpapers.com.

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FOR FURTHER INFORMATION PLEASE CONTACT:
Fraser Papers Inc.
Glen McMillan
Senior Vice President and Chief Administrative Officer
(416) 643-8841
Email: mcmillang@nexfor.com
or
Fraser Papers Inc.
Ben Vaughan
Senior Vice President, Finance and Corporate Development
(416) 643-8823
Email: vaughanb@fraserpapers.com
Website: www.fraserpapers.com

SCHEDULE A

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FraserPapers

FOR: **FRASER PAPERS INC.**

TSX SYMBOL: FPS

SEPTEMBER 8, 2004 - 10:15 ET

Fraser Papers Negotiates Credit Facility

TORONTO, ONTARIO--(CCNMatthews - Sept. 8, 2004) - Fraser Papers Inc. (TSX:FPS) announced today that it will borrow US$83 million from Brascan Corporation (TSX:BNN). The borrowings will be under a US$83 million revolving credit facility which has a term expiring June 30, 2005 and bears interest at Libor + 3%. The term of the facility can be extended at Fraser Papers' option through December 31, 2005.

The terms of the Brascan facility are the same as the terms of the existing term loan from Norbord Inc. (TSX: NBD), except that the Brascan loan is a revolving facility. Fraser Papers intends to use the proceeds of the Brascan loan to repay the Norbord term loan.

Fraser Papers is an integrated specialty paper company which produces a broad range of technical and printing & writing papers. The company has operations in Quebec, New Brunswick, Maine, Wisconsin and New Hampshire. For more information, visit the Fraser Papers website at www.fraserpapers.com.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:
Fraser Papers Inc.
Glen McMillan
Senior Vice President and Chief Administrative Officer
(416) 643-8841
(416) 643-8827 (FAX)
mcmillang@nexfor.com
or
Fraser Papers Inc.
Ben Vaughan
Senior Vice President, Finance and Corporate Development
(416) 643-8823
(416) 643-8827 (FAX)
vaughanb@fraserpapers.com